Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177643

Prospectus
Tupperware Brands Corporation
OFFER TO EXCHANGE
$400,000,000 aggregate principal amount of its 4.750% Senior Notes due 2021 that have been registered under the Securities Act of 1933 (which we refer to as the “New Notes”)
For any and all of its outstanding
4.750% Senior Notes due 2021 (which we refer to as the “Old Notes”)
This exchange offer will expire at 5:00 p.m., New York City time, on January 6, 2012, unless extended.
        Terms of the exchange offer:

•	We will exchange New Notes for all outstanding Old Notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer.

•	You may withdraw tenders of Old Notes at any time prior to the expiration or termination of the exchange offer.

•
The terms of the New Notes are substantially identical to those of the outstanding Old Notes, except that the transfer restrictions and rights under the registration rights agreement, including the right to earn additional interest under circumstances relating to our registration obligations, do not apply to the New Notes.

•
The New Notes will be guaranteed, on a senior secured basis, by our wholly-owned subsidiary, Dart Industries Inc. The guarantee will rank equally with the other unsubordinated indebtedness of the guarantor from time to time outstanding and will be effectively senior to such indebtedness to the extent of the value of the collateral. The collateral securing the guarantee will consist of certain “Tupperware” trademarks and service marks owned by the guarantor. We have entered into an Intercreditor and Collateral Agency Agreement with respect to the collateral with the banks party to our credit facility.

•
The exchange of Old Notes for New Notes will not be a taxable transaction for U.S. federal income tax purposes. You should see the discussion under the caption “Principal U.S. Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•
We issued the Old Notes in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights as a holder of the Old Notes.

        Neither the New Notes nor the Old Notes will be listed on any securities exchange.
        Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
        Exchanging your outstanding Old Notes for New Notes involves risks. See the risk factors described under, and incorporated by reference into, “Risk Factors” beginning on page 12 of this prospectus.
        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 8, 2011.

TABLE OF CONTENTS

About this Prospectus	i
Forward-Looking Statements	ii
Summary	1
Risk Factors	12
Use of Proceeds	16
Ratio of Earnings to Fixed Charges	16
Capitalization	16
The Exchange Offer	17
Description of the New Notes	23
Principal U.S. Federal Income Tax Considerations	43
Plan of Distribution	47
Legal Matters	48
Experts	48
Where You Can Find More Information	48

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, nor are we soliciting an offer to buy, securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus (see “Where You Can Find More Information”). We will provide this information to you at no charge upon written or oral request directed to: Tupperware Brands Corporation, Corporate Secretary Department, 14901 S. Orange Blossom Trail, Orlando, Florida 32837, telephone (407) 826-5050. In order to ensure timely delivery of the information, any request should be made no later than five business days before the expiration date of the exchange offer.

The Notes have not been recommended by any federal, state or foreign securities authorities and they have not determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We are not providing you with any legal, business, tax or other advice in this prospectus. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to exchange your outstanding Old Notes for New Notes in this exchange offer.

References in this prospectus to “Tupperware Brands,” “the Company,” “we,” “us” and “our” are to Tupperware Brands Corporation and its consolidated subsidiaries and references to “the Guarantor” and “Dart” are to Dart Industries Inc., in each case unless otherwise stated or the context otherwise requires. However, in the “Description of the New Notes” section of this prospectus, references to “Tupperware,” “Tupperware Brands,” “the Company,” “we,” “us” and “our” are to Tupperware Brands Corporation (the parent company only and not any of its subsidiaries). Unless otherwise specified or the context otherwise requires, references to “$” or “dollars” in this prospectus are to United States dollars. When we use the term “Notes” in this prospectus, the term includes the Old Notes and the New Notes.

i

Forward-Looking Statements
Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this prospectus, other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus or elsewhere that are not based on historical facts or information are forward-looking statements. Such forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those projected in forward-looking statements. Such risks and uncertainties include, among others, the following:

•	successful recruitment, retention and productivity levels of the Company’s independent sales forces;

•	disruptions caused by the introduction of new distributor operating models or sales force compensation systems;

•	success of new products and promotional programs;

•	the ability to implement appropriate product mix and pricing strategies;

•	governmental regulation of materials used in products coming into contact with food (e.g., polycarbonate) as well as cosmetics and nutritional products;

•	the impact of changes in consumer spending patterns and preferences, particularly given the global nature of the Company’s business;

•	the value of long-term assets, particularly goodwill and indefinite lived intangibles associated with acquisitions, and the realizability of the value of recognized tax assets;

•
changes in plastic resin prices, other raw materials and packaging components, the cost of converting such items into finished goods and procured finished products, and the cost of delivering products to customers;

•	the introduction of Company operations in new markets outside the United States;

•	general economic and business conditions in markets, including social, economic, political and competitive uncertainties;

•	changes in cash flow resulting from changes in operating results, working capital management, debt payments, share repurchases and hedge settlements;

•
the impact of substantial currency fluctuations on the value of foreign operations, the results and cash flows of those operations and the cost of sourcing products across geographies and the success of foreign hedging and risk management strategies;

•	the impact of natural disasters and epidemic or pandemic disease outbreaks;

•	the ability to repatriate, or otherwise make available, cash in the United States and to do so at a favorable foreign exchange rate and with favorable tax ramifications;

•	the ability to obtain all government approvals on, and to control the cost of infrastructure obligations associated with, land development;

•	the ability to timely and effectively implement, transition, maintain and protect necessary information technology systems and infrastructure;

•	the ability to attract and retain certain executive officers and key management personnel;

•	the success of land buyers in attracting tenants for commercial and residential development and obtaining financing;

•	the costs and covenant restrictions associated with the Company’s credit arrangements;

•	integration of non-traditional product lines into Company operations;

•	the effect of legal, regulatory and tax proceedings, as well as restrictions imposed on the Company’s operations or Company representatives by foreign governments;

•	the impact of changes in tax or other laws;

•	the Company’s access to financing; and

•
other risks discussed in Item 1A, Risk Factors, of the Company’s 2010 Annual Report on Form 10-K, as well as the Company’s Consolidated Financial Statements, notes, other financial information appearing elsewhere in the Company’s other filings with the United States Securities and Exchange Commission.

The Company does not intend to update forward-looking information other than in its quarterly earnings releases unless it expects diluted earnings per share for the current quarter, excluding adjustment items and the impact of changes in foreign exchange rates, to be significantly below its previous guidance.
Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against the

ii

Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, it should not be assumed that the Company agrees with any statement or report issued by any analyst irrespective of the content of the confirming financial forecasts or projections issued by others.

iii

Summary

This summary highlights information that is contained or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. Before making an investment decision, you should read carefully the entire prospectus, including the “Risk Factors” section, together with the documents incorporated by reference that are described under “Where You Can Find More Information.”

Tupperware Brands Corporation

Tupperware Brands Corporation is a global direct seller of premium, innovative products across multiple brands and categories through an independent sales force of 2.7 million. We manufacture and sell Tupperware® products and cosmetics and personal care products under a variety of trade names, including Armand Dupree®, Avroy Shlain®, BeautiControl®, Fuller®, NaturCare®, Nutrimetics® and Nuvo®. Each of our businesses manufactures and/or markets a broad line of high quality products.

In our core Tupperware product category, our line consists of design-centric preparation, storage and serving solutions for the kitchen and home. Our Tupperware line also includes an established line of kitchen cookware and tools, microwave products, microfiber textiles and gifts.

In our Beauty category, we manufacture and distribute skin care products, cosmetics, bath and body care, toiletries, fragrances, nutritional products, apparel and related products, and, in some cases, Tupperware® brand products.

We have businesses that sell products only in the Tupperware or Beauty category and other businesses that sell products in both categories.

Tupperware Brands Corporation is a Delaware corporation that was organized on February 8, 1996. Our principal executive offices are located at 14901 South Orange Blossom Trail, Orlando, Florida 32837, and our telephone number at that location is (407) 826-5050.

We maintain a corporate website at www.tupperwarebrands.com. The information contained on or accessible through our website is not part of this prospectus.

Dart Industries Inc.

Dart Industries Inc. is a wholly-owned, direct subsidiary of Tupperware Brands Corporation that owns a substantial portion of the intellectual property of Tupperware, including the Tupperware® trademark, as well as other assets and the capital stock of a majority of the Company’s operating subsidiaries. Dart collects royalties, mold rental payments, interest and dividends from subsidiaries of the Company. Dart is a Delaware corporation that was incorporated in 1928.

The Exchange Offer
The following is a brief summary of the terms of this exchange offer. It does not contain all of the information that you need to consider in making your decision regarding whether to exchange your Old Notes for New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section of this prospectus entitled “The Exchange Offer” contains a more detailed description of the terms and conditions of this exchange offer. To understand all of the terms of this exchange offer and the New Notes, you should carefully read this prospectus as well as the documents incorporated by reference that are described under “Where You Can Find More Information.”

Old Notes	4.750% Senior Notes due 2021, which were issued on June 2, 2011.
New Notes
4.750% Senior Notes due 2021, the issuance of which has been registered under the Securities Act. The form and terms of the New Notes are identical in all material respects to those of the Old Notes, except that the transfer restrictions and rights under the registration rights agreement, including the right to earn additional interest under circumstances relating to our registration obligations, do not apply to the New Notes.

Exchange Offer
We are offering to issue up to $400,000,000 aggregate principal amount of New Notes in exchange for a like principal amount of the Old Notes to satisfy our obligations under the registration rights agreement that was executed when the Old Notes were issued in a transaction in reliance upon the exemption from registration provided by Rule 144A and Regulation S of the Securities Act.

Expiration Date; Tenders
The exchange offer will expire at 5:00 p.m., New York City time, on January 6, 2012 (the 20th business day following the date of this prospectus), unless extended in our sole and absolute discretion. By tendering your Old Notes, you represent to us that:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;
•	any New Notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;
•
at the time of commencement of the exchange offer, neither you nor anyone receiving New Notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act; and

•
if you are a broker-dealer that will receive the New Notes for your own account in exchange for Old Notes that were acquired by you as a result of your market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the New Notes you receive. For further information regarding resales of the New Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Withdrawal; Non-Acceptance
You may withdraw any Old Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on January 6, 2012. If we decide for any reason not to accept any Old Notes tendered for exchange, the Old Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the Old Notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company (“DTC”), any withdrawn or unaccepted Old Notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Old Notes, see “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes” and the “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering the Old Notes
If you wish to tender your outstanding notes for exchange notes pursuant to the exchange offer, you must transmit to Wells Fargo Bank, N.A. as the exchange agent for the exchange offer, on or before the expiration date, either:

•       a properly completed and duly executed letter of transmittal, which accompanies this prospectus, with any required signature guarantees, together with the certificates for your Old Notes, in proper form for transfer, and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal; or
•       a computer generated message transmitted through The Depository Trust Company’s Automated Tender Offer Program (“ATOP”) system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.
If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below under “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners
If you are a beneficial owner whose Old Notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should promptly contact the person in whose name the Old Notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your Old Notes, you must either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the person in whose name the Old Notes are registered.

Material Federal Income Tax Considerations
The exchange of the Old Notes for New Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption “Principal U.S. Federal Income Tax Considerations” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.
Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer—Exchange Agent.”
Resales
Based on interpretations by the staff of the Securities and Exchange Commission (the “SEC”), as set forth in no-action letters issued to the third parties, we believe that the New Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the New Notes if:

• you are our “affiliate,” as defined in Rule 405 under the Securities Act;
• you are not acquiring the New Notes in the exchange offer in the ordinary course of your business;
• you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes, you will receive in the exchange offer;

•       you are a participating broker-dealer that received New Notes for its own account in the exchange offer in exchange for Old Notes that were acquired as a result of market-making or other trading activities.
If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the New Notes. See the discussion below under the caption “The Exchange Offer—Procedures for Tendering Old Notes” for more information.

Broker-Dealer
Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes which were acquired by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, as defined in this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for more information.

Registration Rights Agreement
When the Old Notes were issued, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to file with the SEC and cause to become effective, a registration statement relating to an offer to exchange the Old Notes for the New Notes.
Under certain circumstances (each, a “Registration Default”) set forth in the registration rights agreement, including if the registration statement of which this prospectus is a part has not become effective prior to or on December 29, 2011 or if the exchange offer is not completed prior to or on February 27, 2012, the annual interest rate borne by the Old Notes will be increased by 0.25% per annum for the first 90-day period immediately following such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period until the Registration Default ends, up to a maximum of 0.50% per annum.
Under certain circumstances set forth in the registration rights agreement, holders of Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell New Notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the Old Notes by these holders.
A copy of the registration rights agreement has been filed as Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on June 7, 2011, which is incorporated by reference into this prospectus (see “Where You Can Find More Information”). See also “Description of the New Notes—Registered Exchange Offer; Registration Rights.”

Consequences of Not Exchanging Old Notes

If you do not exchange your Old Notes in the exchange offer, your Old Notes will continue to be subject to the restrictions on transfer described in the legend on the certificate for your Old Notes. In general, you may offer or sell your Old Notes only:

• if they are registered under the Securities Act and applicable state securities laws;

• if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

• if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Old Notes under the Securities Act. Under some circumstances, however, holders of the Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell New Notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Old Notes by these holders. For more information regarding the consequences of not tendering your Old Notes and our obligation to file a shelf registration statement, see “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes” and “Description of the New Notes—Registered Exchange Offer; Registration Rights.”

Summary Description of the New Notes
The following is a brief summary of the terms of the New Notes. It does not contain all of the information that you need to consider in making your investment decision. The terms of the New Notes and those of the outstanding Old Notes are substantially identical, except that the transfer restrictions and rights under the registration rights agreement, including the right to earn additional interest under circumstances relating to our registration obligations, do not apply to the New Notes. To understand all of the terms of the New Notes, you should carefully read this prospectus as well as the documents incorporated by reference that are described under “Where You Can Find More Information.”

Issuer	Tupperware Brands Corporation

Guarantor	Dart Industries Inc.

Notes Offered	$400,000,000 aggregate principal amount of 4.750% Senior Notes due 2021.

Stated Maturity Date	June 1, 2021

Interest Rate	4.750% per annum.

Interest Payment Dates	Interest on the New Notes will be payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2011, and on the maturity date.

Guarantee	The New Notes will be guaranteed, on a senior secured basis, by our subsidiary, Dart Industries Inc.

Ranking
The New Notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. The guarantee will be the secured and unsubordinated obligation of the guarantor. The guarantee will rank equally with the other unsubordinated indebtedness of the guarantor from time to time outstanding and will be effectively senior to such indebtedness to the extent of the value of the collateral.

Collateral Securing Guarantee
The collateral securing the guarantee will consist of certain “Tupperware” trademarks, service marks and logo formats owned by the guarantor. We have entered into an Intercreditor and Collateral Agency Agreement with respect to the collateral with the lenders party to our credit facility.

Optional Redemption	We may redeem the New Notes at any time, in whole or in part, at the redemption prices described under “Description of the New Notes—Optional Redemption.”

Change of Control Triggering Event
If a change of control triggering event as described herein occurs, we will be required to offer to purchase the New Notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the purchase date. See “Description of the New Notes—Offer to Purchase Upon Change of Control Triggering Event.”

Covenants	The indenture contains covenants that generally restrict the ability of us and certain of our subsidiaries to:
•	incur indebtedness secured by liens;
•	enter into sale and leaseback transactions;
•	consolidate or merge with another entity, or sell or transfer all or substantially all of our properties and assets; or
•	sell the capital stock or assets of the guarantor.

These covenants are, however, subject to significant exceptions and qualifications. See “Description of the New Notes—Covenants.”

Further Issuances
We may, from time to time, without notice to or consent of the holders of the New Notes, create and issue additional notes ranking equally and ratably with the New Notes in all respects, including the same terms as to status, redemption or otherwise.

Form and Denomination
The New Notes will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. These global securities will be deposited with the trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”). Except as described under “Description of the New Notes—Book-Entry Procedures” or as we may otherwise agree, notes in certificated form will not be issued or exchanged for interests in global securities.

Absence of Public Market
The New Notes are a new issue of securities, and there is currently no established trading market for the New Notes. We do not intend to apply for listing of the New Notes on any securities exchange and cannot assure you that any active or liquid market will develop for the New Notes.

Governing Law	The indenture governing the New Notes, the New Notes and the guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	Wells Fargo Bank, N.A.

Risk Factors
Before making an investment decision, you should carefully consider all of the information included or incorporated by reference in this prospectus, including the information under “Risk Factors” beginning on page 12 of this prospectus.

Summary Historical Condensed Consolidated Financial Data

The following table presents the Company’s selected historical financial information for the last five years, as well as its most recent interim period and comparable interim period of the prior year. The selected financial information for the 2010, 2009, 2008, 2007 and 2006 fiscal years has been derived from the Company’s audited consolidated financial statements. The selected financial information for the 40 weeks ended October 1, 2011 and 39 weeks ended September 25, 2010 has been derived from the Company’s unaudited consolidated financial statements.

Effective with the first quarter of 2011, the Company changed its segment reporting to better reflect the geographic distribution of its business. Consequently, the Company no longer has a Beauty Other segment, and the businesses previously reported in that segment are now reported as follows: Tupperware Brands Philippines in Asia Pacific; the Company’s Central America businesses in Tupperware North America; the Nutrimetics businesses in Europe and Asia Pacific (as applicable); and the businesses in South America as a separate geographic segment. Comparable information from the 2010, 2009, 2008, 2007 and 2006 fiscal years has been revised to conform to the new segment presentation. The Company's fiscal year ends on the last Saturday of December and as a result the 2011 fiscal year will contain 53 weeks as compared with 52 weeks for the other fiscal fiscal years presented. In addition, the year-to-date period ending October 1, 2011 contained 40 weeks as compared with 39 weeks in the year-to-date period of 2010.

(Dollars in millions, except per share amounts)	40 weeks ended	39 weeks ended	Fiscal Year Ended
	October 1, 2011	September 25, 2010	December 25, 2010	December 26, 2009	December 27, 2008	December 29, 2007	December 30, 2006
Operating results
Net sales:
Europe	$623.8	$566.5	$796.0	$768.9	$789.2	$708.1	$636.1
Asia Pacific	515.9	409.0	584.0	494.0	451.8	407.8	344.3
Tupperware North America	267.1	246.2	331.5	296.9	306.4	292.6	257.9
Beauty North America	303.0	296.7	406.0	391.6	460.7	461.5	423.1
South America	199.1	127.0	182.9	176.1	153.7	111.4	82.3
Total net sales	$1,908.9	$1,645.4	$2,300.4	$2,127.5	$2,161.8	$1,981.4	$1,743.7

Segment profit (loss):
Europe	98.2	89.3	147.1	141.8	121.2	109.2	93.1
Asia Pacific	100.2	73.3	111.8	84.9	65.3	48.7	29.5
Tupperware North America	42.3	38.2	52.8	40.3	29.2	22.5	9.7
Beauty North America	27.3	39.4	58.9	52.2	60.5	66.3	58.1
South America(a)	33.3	14.6	24.4	12.7	(4.5)	(3.7)	(8.1)

Unallocated expenses	(41.5)	(41.3)	(56.8)	(51.9)	(39.8)	(43.9)	(36.4)
Gain on disposal of assets including insurance recoveries, net(b),(c)	0.7	0.2	0.2	21.9	24.9	11.8	12.5
Re-engineering and impairment charges(a)	(4.7)	(4.0)	(7.6)	(8.0)	(9.0)	(9.0)	(7.6)
Impairment of goodwill and intangible assets(d)	(36.1)	—	(4.3)	(28.1)	(9.0)	(11.3)	—
Interest expense, net(e)	(38.6)	(19.9)	(26.8)	(28.7)	(36.9)	(49.2)	(47.0)
Income before income taxes	181.1	189.8	299.7	237.1	201.9	141.4	103.8
Provision for income taxes	49.7	44.9	74.1	62.0	40.5	24.5	9.6
Net income	$131.4	$144.9	$225.6	$175.1	$161.4	$116.9	$94.2

Basic earnings per common share(f)	$2.15	$2.31	$3.60	$2.80	$2.61	$1.90	$1.55
Diluted earnings per common share(f)	2.10	2.26	3.53	2.75	2.55	1.86	1.53

(See footnotes following table)

(Dollars in millions, except per share amounts)	40 weeks ended	39 weeks ended	Fiscal Year Ended
	October 1, 2011	September 25, 2010	December 25, 2010	December 26, 2009	December 27, 2008	December 29, 2007	December 30, 2006
Profitability ratios
Segment profit as a percent of sales:
Europe	16%	16%	18%	18%	15%	15%	15%
Asia Pacific	19	18	19	17	14	12	9
Tupperware North America	16	16	16	14	10	8	4
Beauty North America	9	13	15	13	13	14	14
South America(a)	17	11	13	7	N/A	N/A	N/A
Return on average equity(g)	N/M	N/M	31.7	31.6	29.3	24.6	25.5
Return on average invested capital(h)	N/M	N/M	21.4	18.1	15.8	12.8	11.4
Financial Condition
Cash and cash equivalents	$110.2	$122.8	$248.7	$112.4	$124.8	$102.7	$102.2
Net working capital	100.1	309.2	348.8	236.3	252.3	249.2	227.3
Property, plant and equipment, net	265.6	247.3	258.0	254.6	245.4	266.0	256.6
Total assets	1,921.9	1,867.5	2,015.8	1,818.8	1,789.8	1,850.7	1,712.1
Short-term borrowings and current portion of long-term obligations	215.7	2.3	1.9	1.9	3.8	3.5	0.9
Long-term obligations	416.7	427.2	426.8	426.2	567.4	589.8	680.5
Shareholders’ equity	547.5	735.1	789.8	637.7	474.0	522.7	400.5
Current ratio	1.14	1.70	1.70	1.51	1.56	1.55	1.63
Long-term obligations-to-equity	76.1%	58.1%	54.0%	66.8%	119.7%	112.8%	170.0%
Net debt obligations-to-capital(i)	48.8%	29.4%	18.6%	33.1%	48.5%	48.4%	59.1%
Other Data
Net cash (used in) provided by operating activities	$92.7	$103.5	$299.5	$250.9	$131.0	$177.4	$172.8
Net cash used in investing activities	(46.1)	(25.1)	(46.1)	(26.9)	(39.1)	(25.0)	(131.5)
Net cash used in financing activities	(173.5)	(60.6)	(103.9)	(227.8)	(66.5)	(155.6)	(122.5)
Capital expenditures	49.3	34.6	56.1	46.4	54.4	50.3	52.1
Depreciation and amortization	38.3	37.0	49.7	51.7	60.6	63.5	72.9
Common Stock Data
Dividends declared per share	$0.90	$0.75	$1.05	$0.91	$0.88	$0.88	$0.88
Dividend payout ratio(j)	N/M	N/M	29.2%	32.5%	33.7%	46.3%	56.8%
Average common shares outstanding (thousands):
Basic	61,077	62,561	62,550	62,374	61,559	60,904	60,140
Diluted	62,500	63,871	63,845	63,403	62,976	62,509	61,170
Period-end book value per share(k)	N/M	N/M	$12.37	$10.10	$7.51	$8.35	$6.55
Period-end price/earnings ratio(l)	N/M	N/M	13.7	17.1	8.1	17.7	14.7
Period-end market/book ratio(m)	N/M	N/M	3.9	4.7	2.8	4.0	3.4
(See footnotes following table)

N/A	not applicable
N/M	not meaningful for interim periods
(a)
Re-engineering and impairment charges provide for severance and other exit costs. In fiscal year 2008, the Company reached a decision to begin selling beauty products in Brazil through the Tupperware sales force and cease operating its separate beauty business in Brazil. As a result of this decision, the Company recorded a $2.9 million charge relating to the write-off of inventory, prepaid assets and accounts receivable. This amount was included in the South America results.

(b)
In 2002, the Company began to sell land held for development near its Orlando, Florida headquarters. There were no land sales in the 2010 or 2009 fiscal years. During the interim period of 2011 and the 2008, 2007, and 2006 fiscal years, pretax gains from these sales were $0.7 million, $2.2 million, $5.6 million and $9.3 million, respectively, and were included in gains on disposal of assets including insurance recoveries, net. Certain members of management, including executive officers, received incentive compensation totaling $0.2 million in the 2006 fiscal year, based upon completion of performance goals related to real estate development. These costs were recorded in unallocated expenses. Effective December 30, 2006, this incentive compensation program was terminated.

(c)	Included in gain on disposal of assets including insurance recoveries, net are:

•	A pretax gain of $0.7 million in the interim period of 2011, primarily related to the sale of land held for development near the Company's Orlando, Florida headquarters;

•	Pretax gains of $0.2 million and $2.9 million in fiscal years 2010 and 2009, respectively, from the sale of property in Australia;

•	Pretax gains of $19.0 million and $22.2 million in fiscal years 2009 and 2008, respectively, as a result of insurance recoveries associated with a 2007 fire in South Carolina;

•	A pretax gain of $1.1 million in fiscal year 2008, as a result of insurance recoveries from flood damage in France and Indonesia;

•	A pretax loss of $0.6 million in fiscal year 2008, as a result of asset disposals in the Philippines;

•	Pretax gains of $2.1 million and $1.6 million in fiscal year 2007, from the sale of excess land in Australia and the Company’s former Philippines manufacturing facility, respectively;

•	A pretax gain of $4.4 million in fiscal year 2006, as a result of insurance recoveries from hurricane damage suffered in 2004 at the Company’s headquarters location in Orlando, Florida; and

•
A pretax loss of $1.2 million in fiscal year 2006, as a result of a fire at the former manufacturing facility in Halls, Tennessee, and a pretax gain of $2.5 million in fiscal year 2007, upon the settlement of the related insurance claim.

(d)
Valuations completed on the Company’s intangible assets resulted in the conclusion that certain tradenames and goodwill values were impaired. This resulted in non-cash charges of $36.1 million, $28.1 million, $9.0 million and $11.3 million in the interim period of 2011 and the 2009, 2008 and 2007 fiscal years, respectively. In fiscal year 2010, the Company recorded a $4.3 million impairment related to certain intangibles and goodwill, associated with a decision by the Company to cease operating its Swissgarde business as an independent entity.

(e)
In fiscal year 2007, the Company entered into a credit agreement (“2007 Credit Agreement”) replacing its previous credit facility, which resulted in a non-cash write-off of deferred debt costs to interest expense totaling $6.1 million. In connection with the termination of the previous credit facility, the Company also terminated certain floating-to-fixed interest rate swaps resulting in a $3.5 million termination payment also included in interest expense in fiscal year 2007. During the second quarter of 2011, the Company entered into a new credit agreement and terminated the 2007 Credit Agreement, which resulted in a non-cash write-off of deferred debt costs to interest expense totaling $0.9 million. In connection with the termination of the 2007 Credit Agreement, the Company recognized an additional $18.9 million in interest expense when the related floating-to-fixed interest rate swaps became ineffective.

(f)
On December 28, 2008, the Company adopted authoritative guidance addressing share-based payment transactions and participating securities, which requires that unvested share-based payment awards with a nonforfeitable right to receive dividends (participating securities) be included in the two-class method of computing earnings per share. The net income available to common shareholders for the interim periods of 2011 and 2010 and full-year 2010 and 2009 was computed in accordance with this guidance. The prior periods have been retrospectively adjusted, resulting in a $0.01 reduction in each of fiscal years 2008, 2007 and 2006 diluted earnings per share. The impact on basic earnings per share was a $0.01 reduction in fiscal year 2008 and a $0.02 reduction in each of fiscal years 2007 and 2006. The Company had 0.2 million, 0.2 million, 0.2 million, 0.4 million, 0.5 million and 0.5 million of unvested share-based payment awards outstanding as of the interim period of 2010 and year end 2010, 2009, 2008, 2007 and 2006, respectively, which were classified as participating securities under this guidance. The Company had no unvested share-based payment awards outstanding that were classified as participating securities in the interim period of 2011.

(g)	Return on average equity is calculated by dividing net income by the average monthly balance of shareholders’ equity.
(h)
Return on invested capital is calculated by dividing net income plus net interest expense multiplied by one minus the estimated marginal tax rate of 38%, by average shareholders’ equity plus debt, for the last five quarters.

(i)	Net debt obligations are defined as total debt less cash and cash equivalents, and capital is defined as net debt obligations plus shareholders’ equity.
(j)	The dividend payout ratio is dividends declared per share divided by basic earnings per share.
(k)	Period-end book value per share is calculated as year-end shareholders’ equity divided by average diluted shares.
(l)	Period-end price/earnings ratio is calculated as the year-end market price of the Company’s common stock divided by full year diluted earnings per share.
(m)	Period-end market/book ratio is calculated as the period-end market price of the Company’s common stock divided by period-end book value per share.

RISK FACTORS
Exchanging your Old Notes for New Notes involves risks. Before making an investment decision, you should carefully consider all of the information included or incorporated by reference in this prospectus, including the risks described below, and under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 25, 2010, which are incorporated by reference in this prospectus. See “Where You Can Find More Information.” The risks and uncertainties described are not the only ones that we face. Additional risks and uncertainties not known to us or that we deem immaterial may also adversely affect our business, operating results, cash flows and financial condition.
Risks relating to the exchange offer
If you choose not to exchange your Old Notes in the exchange offer, the transfer restrictions currently applicable to your Old Notes will remain in force and the market price of your Old Notes could decline.
If you do not exchange your Old Notes for New Notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the Old Notes as set forth in the offering memorandum distributed in connection with the private offering of the Old Notes. In general, the Old Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. You should refer to “Summary—Summary Description of the Exchange Offer” and “The Exchange Offer” for information about how to tender your Old Notes.
The tender of Old Notes under the exchange offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to reduction in liquidity.
You must follow the exchange offer procedures carefully in order to receive the New Notes.
If you do not follow the procedures described herein, you will not receive any New Notes. The New Notes will be issued to you in exchange for Old Notes only if you properly tender the Old Notes to the exchange agent prior to the expiration of the exchange offer. If you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. No one is under any obligation to give you notification of defects or irregularities with respect to tenders of Old Notes for exchange. If you are the beneficial holder of Old Notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such Old Notes in the exchange offer, you should promptly contact the person through whom your Old Notes are held and instruct that person to tender on your behalf. For additional information, see the section captioned “The Exchange Offer” in this prospectus.
There are state securities law restrictions on the resale of the New Notes.
In order to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We currently do not intend to register or qualify the resale of the New Notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.
Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the New Notes.
Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of New Notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the New Notes. If such a holder transfers any New Notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.
Risks relating to the New Notes
The indenture governing the New Notes does not contain covenants with substantial restrictions on us or our subsidiaries.
Neither we nor any of our subsidiaries are restricted from incurring additional unsecured debt or other liabilities under the indenture. We may from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock under the indenture.
The New Notes will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries.
We conduct all of our operations through our subsidiaries. However, the New Notes will be the obligation of Tupperware

Brands Corporation and will be guaranteed, on a secured basis, by our wholly-owned subsidiary Dart Industries Inc. As a result, the New Notes will be structurally subordinated to all debt and other liabilities of our subsidiaries (including liabilities to trade creditors) other than Dart, which means that creditors of the non-guarantor subsidiaries will be paid from their assets before holders of the New Notes would have any claims to those assets.
We and our subsidiaries may not be able to generate sufficient cash to service all of our and their indebtedness, including the New Notes.
Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and the financial performance of our subsidiaries, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that our subsidiaries will maintain a level of cash flows from operating activities sufficient to permit us and them to pay the principal of and premium, if any, and interest on our indebtedness, including the notes. If our and our subsidiaries’ cash flows and capital resources are insufficient to fund our debt service obligations and those of our subsidiaries, we or they may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the New Notes.
If we or any of our subsidiaries default on obligations to pay indebtedness, we may not be able to make payments on the New Notes.
Any default under the agreements governing our indebtedness or the indebtedness of our subsidiaries, including a default under our credit facility, that is not waived by the required lenders, as well as the remedies sought by the holders of such indebtedness, could prevent us from paying principal of and premium, if any, and interest on the notes and substantially decrease the market value of the New Notes. If our subsidiaries are unable to generate sufficient cash flows and we are otherwise unable to obtain funds necessary to meet required payments of principal of and premium, if any, and interest on our indebtedness, or if we or they otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing our indebtedness (including covenants in our credit facility, the indenture governing the New Notes and the terms of our other indebtedness), we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders under our credit facility could elect to terminate their commitments thereunder, cease making further loans and we or our subsidiaries could be forced into bankruptcy or liquidation.
We may not be able to repurchase the New Notes upon a change of control triggering event.
Upon the occurrence of specified change of control events, we will be required to offer to repurchase all of the outstanding New Notes at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for any such purchase of the New Notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the New Notes upon a change of control because we may not have sufficient funds to purchase all of the New Notes that are tendered upon a change of control. Any failure to repurchase tendered New Notes upon a change of control would cause a default under the indenture governing the New Notes. Our credit facility also provides that a change of control will be a default that permits the lenders to accelerate the maturity of borrowings thereunder. Any of our future debt instruments may contain similar provisions.
Holders of New Notes may not be able to determine when a change of control giving rise to their right to have the New Notes repurchased by us has occurred following a sale of “substantially all” of our assets.
A “change of control” (as defined in the indenture governing the New Notes) may require us to make an offer to repurchase all outstanding notes. The definition of change of control includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase its notes as a result of a sale of less than all of our assets to another individual, group or entity may be uncertain.
The value of the collateral securing the guarantee may not produce proceeds in an amount sufficient to pay any amounts due on the New Notes.
The fair market value of the collateral securing the New Notes will be subject to fluctuations based on factors that include, among others, the condition of the markets for the collateral, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the collateral would depend on numerous factors, including the actual fair market value of the collateral at such time and the timing and the manner of the sale. We also cannot assure holders of the New Notes that the collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. In addition, in the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the New Notes.

In the event of bankruptcy, the ability of the holders of the New Notes to realize upon the collateral will be subject to certain bankruptcy law limitations.
The ability of holders of the New Notes to realize upon the collateral may be subject to bankruptcy law limitations. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. In addition, federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”
The collateral securing the guarantee could be released automatically without your consent or the consent of the trustee.
The collateral securing the New Notes could, in some circumstances, be released automatically, including:

•	in whole, upon payment in full of the principal of and premium, if any, and interest on the New Notes;

•	in whole, upon satisfaction and discharge of the indenture;

•	in whole, upon a legal defeasance or covenant defeasance as set forth under “Description of the New Notes—Satisfaction, Discharge and Defeasance”;

•	in whole or in part, with the consent of holders of the requisite percentage of New Notes in accordance with the provisions described under “Description of the New Notes—Amendments and Waivers”;

•	to the extent required, in accordance with the applicable provisions of the security documents; or

•	in whole, upon the occurrence of circumstances as set forth under the “Guarantee and Collateral Release Event” definition under “Description of the New Notes—Certain Definitions.”
Rights to the collateral securing the guarantee may be subject to dilution.
The collateral that will secure the guarantee also secures loans and other obligations under our credit facility. In addition, the collateral may secure additional indebtedness that we incur in the future, subject to restrictions under our credit facility and the indenture governing the New Notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured by the collateral or portions thereof.
The rights of holders of the New Notes with respect to the collateral may be adversely affected by the failure to perfect security interests in the collateral, and we are not required to perfect security interests in some instances.
If the Company were to fail to maintain the security interests that have been created with respect to the collateral, it may result in the loss of the security interest therein or the priority of the security interest in favor of the New Notes against third parties. We are not required to take steps to register security interests in the collateral in foreign jurisdictions other than the Material Foreign Jurisdictions (as defined under “Description of the New Notes—Certain Definitions”).
The rights of holders of the New Notes with respect to the collateral will be substantially limited by the terms of the intercreditor agreement.
Under the intercreditor agreement entered into with the agent under our credit facility, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, will require that (1) with respect to the New Notes, the trustee has delivered a notice to the Collateral Agent (as defined under “Description of the New Notes—Certain Definitions”) that an event of default (as defined in the indenture) that consists of a default in payment of principal of or premium, if any, at maturity of the New Notes or an acceleration of payment of principal of and premium, if any, and interest on the New Notes following an event of default under the indenture has occurred, (2) with respect to our credit facility, the administrative agent has delivered a notice to the Collateral Agent that an event of default (as defined in the credit facility) that consists of a default in payment of principal of or premium, if any, at maturity of the obligations under the credit facility or an acceleration of payment of principal of and premium, if any, and interest on the obligations under the credit facility following an event of default under the credit facility has occurred, and (3) with respect to each other agreement governing first lien obligations, each authorized representative has delivered notice to the Collateral Agent that an event of default (as defined in the agreement governing the first lien obligations) that consists of a default in payment of principal of or premium, if any, at maturity with respect to such first lien obligations or an acceleration of payment of principal of and premium, if any, and interest with respect to such first lien obligations following an event of default under the agreement governing the first lien obligations has occurred, even if the rights of the holders of the New Notes are adversely affected, subject to certain exceptions.
U.S. federal and state fraudulent transfer laws may permit a court to void, subordinate or limit the New Notes, the guarantee and/or the grant of collateral, in which case you may not receive any payments on the New Notes.
U.S. federal and state fraudulent transfer statutes may apply to the issuance of the New Notes and the incurrence of the related guarantee. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, which may vary from state to state, the New Notes or the related guarantee (or the grant of collateral securing any such obligations) could be voided, subordinated or limited as a fraudulent transfer or conveyance if we or the guarantor, as applicable (1) issued the New Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors, or (2) received less than reasonably equivalent value or fair consideration in return for either issuing the New Notes or incurring the guarantee and, among other circumstances, we or the guarantor, as applicable, were insolvent or rendered insolvent by reason of the issuance of the New Notes or the incurrence of the guarantee.
In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the New Notes or guarantee. In addition, the avoidance of the New Notes could result in an event of default with respect to our other debt that could result in acceleration of such debt.
The guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantee from being avoided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee less beneficial to holders of New Notes.
Finally, a bankruptcy court may subordinate the claims in respect of the New Notes to other claims against us under the principle of equitable subordination, if the court determines that: (1) the holder of New Notes engaged in some type of inequitable conduct; (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of New Notes; and (3) equitable subordination is not inconsistent with the applicable bankruptcy law.
We may issue additional New Notes.
Under the indenture governing the New Notes offered hereby, we may from time to time without notice to, or the consent of, the holders of the New Notes, create and issue additional notes that rank equally to the New Notes originally issued under the indenture. The additional notes will be consolidated and form a single series with the New Notes and have the same terms as to the status, redemption or otherwise as the New Notes.
Redemption of the New Notes may adversely affect your return on a reinvestment of the proceeds.
The New Notes are redeemable at our option, and we may choose to redeem the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.
An active trading market for the New Notes may not develop.
The New Notes constitute new issues of securities, for which there is no existing market. We do not intend to apply for listing of the New Notes on any securities exchange. We cannot assure you whether trading markets for the New Notes will develop, the ability of holders of the New Notes to sell their notes or the price at which holders may be able to sell their notes. If no active trading market develops, you may be unable to resell the New Notes at any price or at their fair market value.
If a trading market does develop, changes in our ratings or the financial markets could adversely affect the market prices of the New Notes.
The market price for the New Notes will depend on many factors, including, among others, the following:

•	ratings on our debt securities assigned by rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	our results of operations, financial condition and prospects; and

•	the condition of the financial markets.
Ratings of the New Notes may affect the market price and marketability of the New Notes.
The New Notes have been rated by certain nationally-recognized statistical rating organizations (“NRSROs”). We cannot assure you that ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the NRSROs. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the New Notes.

USE OF PROCEEDS
We will not receive any proceeds from the exchange offer. Any Old Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and a portion of rental expense that management believes is representative of the interest component of rental expense.

			Fiscal Year Ended
	40 weeks ended October 1, 2011 (2)	39 weeks ended September 25, 2010	December 25, 2010	December 26, 2009	December 27, 2008	December 29, 2007	December 30, 2006
Ratio of earnings to fixed charges (1)	4.8	7.5	8.7	6.7	4.9	3.5	2.6

(1) The ratio of earnings to fixed charges should be read in conjunction with our financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus from our Form 10-K and Forms 10-Q. The interest expense included in the fixed charges calculation above excludes interest expense relating to our uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest component.

(2) During the second quarter of 2011, the Company entered into a new credit agreement and terminated its 2007 Credit Agreement, which resulted in an additional $18.9 million in interest expense when the related floating-to-fixed interest swaps became ineffective. This non-recurring charge was included in the calculation of the ratio of earnings to fixed charges for the 40 weeks ended October 1, 2011.

CAPITALIZATION
Completion of the exchange offer will not result in any change to our capitalization.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
On June 2, 2011, we privately placed $400,000,000 aggregate principal amount of Old Notes in a transaction exempt from registration under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. In the registration rights agreement, we agreed to file a registration statement with the SEC relating to the exchange offer and upon effectiveness of the exchange offer registration statement, promptly commence an exchange offer. In addition, we have agreed to keep the exchange offer open for at least 20 business days after the date on which we mail notice of the exchange offer to holders of the Old Notes. The New Notes are being offered under this prospectus to satisfy our obligations under the registration rights agreement (see “Description of the New Notes—Registered Exchange Offer; Registration Rights”).
Terms of the Exchange Offer; Period for Tendering Old Notes
Subject to terms and conditions detailed in this prospectus, we will accept for exchange Old Notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on January 6, 2012, the 20th business day following the date of this prospectus. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. The term “expiration date” means the latest time and date to which the exchange offer is extended.
As of the date of this prospectus, $400,000,000 aggregate principal amount of Old Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of Old Notes known to us.
We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any Old Notes, by giving written notice of such extension to the holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.
Old Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 or larger integral multiples of $1,000.
We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Procedures for Tendering Old Notes
The tender to us of Old Notes by you as set forth below and our acceptance of the Old Notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder need not submit a letter of transmittal if the holder tenders Old Notes in accordance with the procedures mandated by DTC’s ATOP. To tender Old Notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of Old Notes may tender Old Notes in the exchange offer. To tender in the exchange offer, a holder must either:

•
complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile, together with the certificates representing the Old Notes specified therein, to the exchange agent on or prior to the expiration date,

•
in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the Old Notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message (an “agent’s message”) must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and comply with DTC’s procedures for book entry transfer described below on or prior to the expiration date, or

•	comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent.”
The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of Old Notes may tender the Old Notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the Old Notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.
The method of delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery.  You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.  No letter of transmittal or Old Notes should be sent to us.
Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

•	by a holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or
•	for the account of an eligible institution (as defined herein).
In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an “eligible institution”). If Old Notes are registered in the name of a person other than the signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.
We in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular Old Note not properly tendered or to not accept any particular Old Note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer as to any particular Old Note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Old Notes for exchange, and no one will be liable for failing to provide such notification.
If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
By tendering Old Notes, you represent to us that, among other things, the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes, and that you are not holding Old Notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering. If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the exchange offer, you or any such other person:
•    may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Acceptance of Old Notes for Exchange; Delivery of New Notes
Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered Old Notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.
The holder of each Old Note accepted for exchange will receive a New Note in the amount equal to the surrendered Old Note. Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes. Holders of New Notes will not receive any payment in respect of accrued interest on Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.
In all cases, issuance of New Notes for Old Notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•	all other required documents.
If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder or, in the case of Old Notes tendered by book entry transfer, such non-exchanged Old Notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.
Book-Entry Transfers
For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the Old Notes at DTC, unless the exchange agent has already established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date.

Guaranteed Delivery Procedures

If you are a registered holder of Old Notes and you want to tender your Old Notes but your Old Notes are not immediately available, or time will not permit your Old Notes or a letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)    the tender is made through an eligible institution,

(2)
prior to 5:00 p.m. New York City time on the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of Old Notes,

•	the amount of Old Notes tendered,

•
the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, together with a properly and duly executed letter of transmittal and any other required documents, and

(3)
the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly and duly executed letter of transmittal and any other required documents, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights
You may withdraw your tender of Old Notes at any time prior to the close of business on the expiration date. To be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written or facsimile notice of withdrawal at one of the addresses set forth below under “— Exchange Agent.” This notice must:

•	specify the name of the person having tendered the Old Notes to be withdrawn,
•
identify the Old Notes to be withdrawn (including the certificate number(s) of the outstanding Old Notes physically delivered) and aggregate principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name of the account at DTC,

•
be signed by the holder of those Old Notes in the same manner as the original letter of transmittal, including any signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes,

•	contain a statement that the holder is withdrawing his election to have the Old Notes exchanged, and
•	specify where certificates for Old Notes have been transmitted (if physically delivered), and the name in which such Old Notes are registered, if different from that of the withdrawing holder.
If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.
We will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes promptly after withdrawal, rejection of tender or termination of the exchange offer). Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer
Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any old notes, and may terminate or amend the exchange offer before the acceptance of the old notes, if:
(a) we determine that the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC; or
(b) there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree has been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,
(1)   seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or
    (2)   resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes pursuant to the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.
In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use reasonable best efforts to obtain the withdrawal of any stop order as soon as practicable.
Exchange Agent
We have appointed Wells Fargo Bank, N.A. as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

If to the Exchange Agent:
By Mail, Hand Delivery or Overnight Courier:	Wells Fargo Bank, National Association 625 Marquette Avenue MAC N9311-110 Minneapolis, Minnesota 55479
By Facsimile Transmission:	(612) 667-9825
Attention:	Choua Vang, Corporate Trust Services
Telephone:	(612) 316-1252

With a copy to:
By Mail, Hand Delivery or Overnight Courier:	Wells Fargo Bank, National Association 7000 Central Parkway Suite 550 Atlanta, Georgia 30328
By Facsimile Transmission:	(770) 551-5118
Attention: Telephone:	Stefan Victory, Corporate Trust Services (770) 551-5117

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.
Fees and Expenses
The principal solicitation is being made by mail by Wells Fargo Bank, N.A., as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the New Notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.
Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.
Accounting Treatment
We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the New Notes.
Consequences of Exchanging or Failing to Exchange Old Notes
If you do not exchange your Old Notes for New Notes in the exchange offer, your Old Notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of the Old Notes described in the legend on your certificates. These transfer restrictions are required because the Old Notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the New Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the New Notes if:
•    you are our “affiliate,” as defined in Rule 405 under the Securities Act,
•    you are not acquiring the New Notes in the exchange offer in the ordinary course of your business,

•
at the time of commencement of the exchange offer, you or anyone receiving New Notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes in violation of the Securities Act, or

•
if you are a broker-dealer that will receive the New Notes for your own account in exchange for Old Notes that were acquired by you as a result of your market-making or other trading activities. For further information regarding resales of the New Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the New Notes or have any arrangement or understanding with respect to the distribution of the New Notes you will receive in the exchange offer, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the New Notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the New Notes. In addition, to comply with state securities laws, you may not offer or sell the New Notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the New Notes to “qualified institutional buyers” (as defined in Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the New Notes in any state where an exemption from registration or qualification is required and not available.

DESCRIPTION OF THE NEW NOTES
 The Old Notes were, and the New Notes will be, issued under an indenture, dated as of June 2, 2011 (the “Indenture”) among the Company, Dart, as guarantor, and Wells Fargo Bank, N.A., as trustee (the “Trustee”). References in this section of this prospectus to “Company,” “we,” “us,” and “our” are to Tupperware Brands Corporation (parent company only and not to its subsidiaries). References in this section to the “Guarantor” or “Dart” are to Dart Industries Inc. (and not its subsidiaries), which will guarantee the Notes on a senior secured basis (the “Guarantee”). References in this section to the “Notes” are to the New Notes and any additional notes issued as described under “—Further Issuances.” Certain other terms used in this section are defined under “—Certain Definitions.”
The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the Indenture has been filed as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on June 7, 2011, which is incorporated by reference into this prospectus (see “Where You Can Find More Information”), and is available, after reasonable written request, for inspection at the office of the Trustee.
General
The Notes will be:

•	senior obligations of the Company;

•	pari passu in right of payment with all existing and future senior Indebtedness of the Company (including obligations under the Credit Agreement);

•	structurally subordinated to all existing and future Indebtedness and other liabilities of each subsidiary of the Company that does not guarantee the Notes; and

•	senior in right of payment to all existing and future subordinated obligations of the Company.
The Guarantee will be:

•	senior obligations of Dart;

•	pari passu in right of payment with all existing and future senior indebtedness of Dart (including guarantees of obligations under the Credit Agreement);

•	secured by a Lien on the Collateral on an equal and ratable basis with the obligations under the Credit Agreement and any other First Lien Obligations;

•
effectively senior to all existing and future unsecured Indebtedness of Dart and any future Indebtedness of Dart secured by a junior Lien on the Collateral, in each case to the extent of the value of the Collateral securing the obligations under the Notes;

•	structurally subordinated to all existing and future Indebtedness and other liabilities of each subsidiary of Dart; and

•	senior in right of payment to all existing and future subordinated obligations of Dart.
The circumstances under which the Guarantee and the Collateral may be released are described under “Guarantee and Collateral—Release of Guarantee and Collateral”.
The Notes will be issued in the form of one or more fully registered global securities, without coupons, in minimum denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof.
The Notes will not be redeemable prior to maturity, except as set forth below under “—Optional Redemption,” and will not benefit from any sinking fund.
The Notes will not be listed on any securities exchange.
Principal, Maturity and Interest
The Notes initially will be limited to an aggregate principal amount of $400,000,000.
The stated maturity date of the Notes will be June 1, 2021.
The Notes will bear interest from June 2, 2011 at the annual fixed rate specified on the cover of this prospectus. We will pay interest on the Notes semi-annually on June 1 and December 1 of each year and on the maturity date (each, an “interest payment date”), beginning on December 1, 2011, to the persons in whose names the Notes are registered at the close of business on May 15 and November 15, as the case may be (in each case, whether or not a business day) immediately preceding the related interest payment date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.
We will pay the principal of and premium, if any, and interest on each Note to the registered holder in immediately available funds upon presentation of the Notes if in certificated form at the office or agency we maintain for this purpose, which is initially the corporate trust office of the Trustee located at Wells Fargo Bank, National Association, 7000 Central Parkway, Suite 500, Atlanta, Georgia 30328, Attention: Stefan Victory, in any coin or currency of the United States of America which at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at our option through the paying agent by check mailed to the registered holder at the close of business on the regular record date at such address as shall appear in the security register or by wire transfer of immediately available funds to an account specified in writing by such holder to us and the Trustee prior to the relevant record date. Notwithstanding anything to the contrary in this prospectus, so long as the Notes are in book-entry form, we will make payments of principal and interest through the paying agent to The Depository Trust Company (“DTC”).
Interest payable on any interest payment date or the maturity date will be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the original issue date of the Notes, if no interest has been paid or duly provided for with respect to the Notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date falls on a day that is not a business day, the interest payment will be made on the next succeeding business day, and we will not be liable for any additional interest as a result of the delay in payment. If the maturity date of the Notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.
The term “business day” means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or obligated by law or executive order to close in the place of payment.
Further Issuances
We may, from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms as the Notes described herein, except for the issue date, issue price and, in some cases, the initial interest payment date. We will not, however, issue such additional notes unless they are fungible for U.S. federal income tax purposes with the Notes offered hereby. Any additional notes will constitute part of the same series as the Notes offered hereby.
Optional Redemption
We may redeem the Notes in whole, or from time to time in part, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve-30 day months) at the Treasury Rate plus 30 basis points, plus accrued interest thereon to the redemption date; provided, that if we redeem any Notes on or after March 1, 2021 (three months prior to the stated maturity date of the Notes), the redemption price for those Notes will equal 100% of the principal amount of the Notes to be redeemed.
Notice of any redemption will be mailed not less than 30 days and not more than 60 days prior to the redemption date to each Holder of Notes to be redeemed.
The redemption price for the Notes will include, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the redemption date.
On and after a redemption date, interest will cease to accrue on the Notes called for redemption or any portion of the Notes called for redemption (unless we Default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with the Trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes of a series are to be redeemed, the Notes to be redeemed will be selected by the Trustee by such method as the Trustee will deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less will be redeemed in part.
For purposes of the optional redemption provisions of the Notes, the following definitions will be applicable:
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes.
“Comparable Treasury Price” means, with respect to any redemption date (1) the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the arithmetic average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.
“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and HSBC Securities (USA) Inc. (or their respective affiliates that are primary U.S. government securities dealers in New York City (each, a “Primary Treasury Dealer”)), a Primary Treasury Dealer selected by Wells Fargo Securities, LLC, and their respective successors and (2) one other Primary Treasury Dealer selected by us after consultation with the Independent Investment Banker; provided, however, that, if any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.
“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by us, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third business day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to actual or interpolated maturity (on a day count basis) of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
Offer to Purchase Upon Change of Control Triggering Event
If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the Notes as described under “—Optional Redemption,” we will be required to make an offer (a “Change of Control Offer”) to each Holder of the Notes to purchase all or any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of that Holder’s Notes on the terms set forth in the Notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes to be purchased, plus accrued and unpaid interest, if any, on such Notes to, but not including, the purchase date (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may result in a Change of Control, a notice will be mailed to Holders of the Notes describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to purchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days after the date such notice is mailed or, if the notice is mailed prior to the Change of Control, no earlier than 30 days and no later than 60 days after the date on which the Change of Control Triggering Event occurs (the “Change of Control Payment Date”). The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.
On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(3)
deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officer’s certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

We will publicly announce the results of the Change of Control Offer on or as soon as possible after the purchase date.
Except as described above, the Indenture does not contain provisions that permit Holders to require us to purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and the third party purchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not purchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a Default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.
We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the purchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.
“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation),

in one or a series of related transactions, of all or substantially all of our assets and the assets of the Subsidiaries, taken as a whole, to one or more persons (other than to us or a Subsidiary);

(2)
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (other than us or a Subsidiary) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)
we consolidate with, or merge with or into, any person or any such person consolidates with, or merges with or into, us, in any such case pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than pursuant to a transaction in which shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which a majority of the members of our board of directors are not Continuing Directors; or

(5)	the adoption of a plan relating to our liquidation or dissolution.
Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) we become a direct or indirect wholly-owned Subsidiary of a holding company (i.e., a parent company) and (b)(1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company; provided that any series of related transactions will be treated as a single transaction. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
“Continuing Director” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date the Notes were issued or (2) was nominated for election, elected or appointed to such board of directors with the approval (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination) of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment.
“Rating Event” means the rating on the Notes is lowered independently by each of the Rating Agencies and the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing on the earlier of the date of the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies).
“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors or equivalent body of such person.
For definitions of “Investment Grade Rating” and “Rating Agencies,” see “—Certain Definitions.”
The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the assets of us and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require us to repurchase such Holder’s Notes as a result of a sale, transfer, conveyance of other disposition of less than all of our and our Subsidiaries’ assets, taken as a whole, to any person or group or persons may be uncertain.
Guarantee and Collateral
Guarantee
Dart will guarantee, on a senior secured basis, our obligations under the Notes. The Guarantee will be secured by a Lien on the Collateral.
The obligations of Dart under the Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. If the Guarantee were to be rendered voidable, the Guarantee could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of Dart, and, depending on the amount of such indebtedness, Dart’s liability on the Guarantee could be reduced to zero. See “Risk Factors—Risks relating to the notes—U.S. federal and state fraudulent transfer laws may permit a court to void, subordinate or limit the notes, the guarantee and/or the grant of collateral, in which case you may not receive any payments on the notes.”
Collateral
The Collateral consists of the Material Marks. The Collateral Agent’s security interest in the Collateral has been perfected in the United States and recorded in the Material Foreign Jurisdictions pursuant to the terms of the Security Documents.
The fair market value of the Collateral will be subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the Collateral in an orderly sale, the ability to exercise secured creditor remedies in different jurisdictions, general economic conditions, the availability of buyers and other factors. Any amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, among others, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. No appraisal of the value of the Collateral has been made in connection with this offering or will be given in the event of liquidation. See “Risk Factors—Risks relating to the notes—The value of the collateral securing the guarantee may not produce proceeds in an amount sufficient to pay any amounts due on the notes.” The Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the Holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below. See “Risk Factors—Risks relating to the notes—In the event of bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.”
Covenants Relating to the Collateral
The Collateral has been pledged pursuant to the Security Documents, which contain provisions relating to identification of the Collateral and the maintenance of perfected liens in the United States and recorded liens in Material Foreign Jurisdictions. The Security Documents also contain certain covenants, including those identified below, that will apply prior to, but not following, the occurrence of a Guarantee and Collateral Release Event.
Continued Ownership of Collateral. Dart will not sell, transfer, license, lease, abandon or fail to maintain or otherwise dispose of the Material Marks owned by Dart; provided that (1) Dart will continue to be permitted to license the Material Marks to its Subsidiaries and other Subsidiaries of the Company, (2) none of such Subsidiaries will be permitted to further sublicense the Material Marks to persons or entities that are not Subsidiaries of the Company, (3) this restriction does not apply to fair use licenses implied by law and/or contained in distribution agreements and (4) Dart will not be obligated to maintain a Material Mark if it has determined that such use or the pursuit or maintenance of such Material Mark is no longer desirable in the conduct of Dart’s business and that the loss thereof would not be reasonably likely to have a material adverse effect.
Impairment of Security Interest. Dart will not, and will not permit any of its Subsidiaries to, knowingly take, or knowingly or negligently omit to take, any action or omission that might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders of the Notes, except as otherwise permitted by the Indenture and the Security Documents.
Further Assurances. The Indenture and the Security Documents provide that each of the Company and Dart will, at its expense, promptly execute and deliver such documents and instruments and take such other actions which may be required under applicable law or reasonably requested by the Collateral Agent to create and/or maintain the validity, recordation or perfection of, to protect any security interest granted or purported to be granted under the Security Documents or to enable the Collateral Agent to exercise and enforce its rights and remedies to the extent permitted by local law under the Security Documents with respect to the Collateral in the United States and the Material Foreign Jurisdictions.
Foreclosure
At any time during any Remedy Period, the Security Documents provide for, among other available remedies, the foreclosure upon and sale of the Collateral by the Collateral Agent and the distribution of the net proceeds of any such sale to the Holders and the lenders under the Credit Agreement and any other First Lien Obligations on a pro rata basis, subject to any prior Liens on the Collateral. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Company’s obligations under the Notes.
Certain Bankruptcy Limitations
The right of the Collateral Agent to repossess and dispose of the Collateral during any Remedy Period may be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Company or Dart prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under the Bankruptcy Law, a secured creditor such as the Collateral Agent will be prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is not possible to predict the period during which payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Law permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the security is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the security.
If a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and unsecured claims with respect to any shortfall.
Release of Guarantee and Collateral
The Guarantee and the Liens on the Collateral, as well as the covenant set forth under “—Limitation on Sale or Disposition of Dart” and the covenants set forth under “—Covenants Relating to the Collateral,” will be released:

(1)	in whole, upon payment in full of the principal of and premium, if any, and interest on the Notes;

(2)	in whole, upon satisfaction and discharge of the Indenture;

(3)	in whole, upon a legal defeasance or covenant defeasance as set forth under “—Satisfaction, Discharge and Defeasance”;

(4)	to the extent provided in the applicable provisions of the Security Documents;

(5)	in whole or in part, with the consent of Holders of the requisite percentage of Notes in accordance with the provisions described below under “—Amendments and Waivers”; or

(6)	in whole, upon a Guarantee and Collateral Release Event;
provided, however, that, in the case of any release in whole pursuant to clauses (1), (2) or (3) above, all amounts owing to the Trustee under the Indenture have been paid or duly provided for.
Upon compliance by the Company with the conditions precedent set forth above, and delivery to the Trustee of an officer’s certificate and opinion of counsel, the Trustee or the Collateral Agent will promptly execute and deliver such documents and other instruments and make or authorize the making of such filings and registrations as may be requested by the Company to evidence the release and reconveyance to Dart of the Collateral; provided that, with respect to clause (4) above, no further deliveries will be required beyond those required in the Security Documents and, with respect to (6) above, no further deliveries will be required beyond those required by the “Guarantee and Collateral Release Event” definition.
Notwithstanding the foregoing, the Guarantee, but not the Liens on the Collateral, as well as the covenant set forth under “—Limitation on Sale or Disposition of Dart,” will be reinstated in the circumstances set forth under the “Guarantee and Collateral Release Event” definition.
Control over Common Collateral and Enforcement of Liens
The right of the Collateral Agent to repossess and dispose of the Collateral during any Remedy Period:

(1)	will be subject to the provisions of the Security Documents; and

(2)
with respect to the Collateral, will likely be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against the Company or the Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral.

Proceeds realized by the Administrative Agent, the Trustee, the Collateral Agent or the trustees or agents for any other First Lien Obligations from the Collateral will be:

(1)	first, applied to the payment of all amounts owing to the Collateral Agent;

(2)
second, applied, on a ratable basis, to amounts owing to (A) the holders of the obligations under the Credit Agreement, (B) the Holders of the Notes (for allocation in accordance with the terms of the Indenture) and (C) the holders of any other First Lien Obligations; and

(3)	third, after payment in full of all First Lien Obligations, allocated to the Guarantor or to whomever may be lawfully entitled to receive such surplus.
If the net proceeds of the Collateral were not sufficient to repay all amounts due on the Notes and the Indenture, the Holders, to the extent not repaid from the proceeds of the sale of the Collateral, would have only an unsecured claim against the remaining assets of the Company and the Guarantor.

Intercreditor Arrangements
The Collateral Agent, the Trustee, the Administrative Agent, the Company and the Guarantor have entered into the Intercreditor Agreement. Under the Intercreditor Agreement, the Holders of the Old Notes are, and the Holders of New Notes will be, represented by the Trustee, the holders of the obligations under the Credit Agreement are represented by the Administrative Agent and any future holders of other First Lien Obligations will be represented by their authorized representative (such authorized representatives, the Trustee and the Administrative Agent, collectively, the “Authorized Representatives”). The Intercreditor Agreement provides for the priorities and other relative rights among the Holders of the Notes, the holders of the obligations under the Credit Agreement and the holders of any other First Lien Obligations, including, among others, that:

(1)
the Liens on the Collateral securing the Guarantee, the obligations under the Credit Agreement and any other First Lien Obligations shall be of equal priority as among the parties to the Intercreditor Agreement; and

(2)
if the Collateral Agent is taking action to enforce rights or exercise remedies in respect of any Collateral, or receives any payment with respect to the Collateral under any other intercreditor agreement, or any distribution is made with respect to any Collateral in any insolvency or liquidation proceeding of the Guarantor, then the proceeds of any sale, collection or other liquidation of any such Collateral by the Collateral Agent will be applied as described above under “—Control over Common Collateral and Enforcement of Liens.”

The Intercreditor Agreement also provides that only the Collateral Agent has the right to exercise, or refrain from exercising, any right or remedies and take any other actions with respect to the Collateral, and then, with certain exceptions, only on the instructions of the Authorized Representatives.
The Collateral Agent will be permitted to pursue remedies with respect to the Collateral only during any Remedy Period.
The Trustee and each other Authorized Representative will agree that it will not accept any Lien on the Collateral for the benefit of the holders of the applicable First Lien Obligations other than through the Collateral Agent.
The Collateral Agent will not be responsible for any loss suffered with respect to any investment permitted to be made under the Intercreditor Agreement and will not be responsible for the consequences of any oversight or error of judgment whatsoever, except that the Collateral Agent may be liable for losses due to its willful misconduct or gross negligence. In addition, none of the holders of First Lien Obligations may require the Collateral Agent to take or refrain from taking any action under the Security Documents or with respect to any of the Collateral except as and to the extent expressly set forth in the Intercreditor Agreement. The Collateral Agent will have no duty to, and each secured party and, by countersigning the Intercreditor Agreement, the Company will waive any and all right to require the Collateral Agent to, marshal any assets or otherwise to take any actions with respect to marshaling. If any holder of First Lien Obligations obtains possession of any Collateral or receives any proceeds or payment in respect thereof, at any time prior to the discharge of each of the other First Lien Obligations, then it must hold such Collateral, proceeds or payment in trust for the other holders of First Lien Obligations having a security interest in such Collateral and promptly transfer such Collateral, proceeds or payment to the Collateral Agent to be distributed in accordance with the provisions under “—Control over Common Collateral and Enforcement of Liens.”
Covenants
The Indenture contains, among others, the following covenants:
Limitation on Liens
We will not, and we will not permit any Subsidiary to, directly or indirectly, issue, assume or guarantee any Indebtedness if that Indebtedness is secured by any Lien upon any of our Principal Property or the Principal Property of a Subsidiary, without effectively securing the Notes equally and ratably with, or prior to, that Indebtedness for so long as such Indebtedness is so secured. The foregoing restriction will not, however, apply to the following:

(1)
Liens on any property acquired, constructed or improved by us or any Subsidiary after the date of the Indenture which are created or assumed contemporaneously with or within 180 days after the acquisition of such property, or completion of construction or improvement thereon, or within 180 days thereafter pursuant to a firm commitment for financing arrangements entered into within that 180-day period to secure or provide for the payment of the purchase price or cost thereof; provided that the aggregate principal amount of Indebtedness secured by such Liens will not exceed the cost of the property or assets so acquired, constructed or improved;

(2)
Liens existing on any property at the time of acquisition thereof from a Person merged or consolidated with or into us or a Subsidiary; provided that the Lien is not created in contemplation of or in connection with such acquisition, merger or consolidation;

(3)	Liens on property of any Person existing at the time that Person becomes a Subsidiary;

(4)	Liens existing on any property at the time of acquisition thereof (in addition to Liens contemplated by clauses (2) and

(3) above);

(5)
Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(6)
Liens consisting solely of carriers’, warehousemen’s, landlords’, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(7)
Liens consisting solely of easements, rights-of-way, restrictions and other similar encumbrances affecting real property or other minor irregularities in title which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(8)
Liens in the form of leases or subleases granted or created by the Company or any Subsidiary that do not interfere, individually or in the aggregate, in any material respect with the business of the Company and its Subsidiaries taken as a whole;

(9)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business;

(10)	Liens arising from precautionary UCC financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business;

(11)
Liens securing Indebtedness in respect of capitalized leases, Synthetic Lease Obligations and obligations for acquisition, construction or the improvement of fixed or capital assets; provided that (i) such Liens do not at any time encumber any property other than the property whose acquisition, construction or improvement was financed by such Indebtedness or, if applicable, subject to such capitalized lease and (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired, constructed or improved on the date of acquisition, construction or improvement;

(12)
Liens consisting solely of banker’s liens, rights of set-off or similar rights in favor of (i) a depository institution with respect to deposit accounts maintained with such depository institution in the ordinary course of business or (ii) a depository institution or other intermediary in connection with the processing of VISA, MasterCard and other credit card payments and remittances;

(13)	Liens created over deposits and investments in the ordinary course of business in connection with the procurement and maintenance of insurance by the Company and its Subsidiaries;

(14)	Liens, including judgment Liens, arising from legal proceedings;

(15)	any Lien existing on the date of the Indenture;

(16)	Liens on the Collateral securing the Guarantee or obligations under the Credit Agreement, or granted pursuant to the Security Documents; and

(17)
Liens for the sole purpose of extending, renewing, replacing or refinancing Indebtedness secured by any Lien referred to in the foregoing clauses (1) to (16), inclusive; provided, however, that the principal amount of Indebtedness secured by that Lien does not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, replacement or refinancing, and that such extension, renewal, replacement or refinancing is limited to the property that secured the Lien so extended, renewed, replaced or refinanced (plus improvements on such property).

The foregoing limitation on Liens will not apply to the issuance, assumption or guarantee by us or any Subsidiary of Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other Indebtedness of us and the Subsidiaries secured by Liens (not including Liens permitted under the foregoing exceptions) that would otherwise be subject to the foregoing restriction and the Value of Sale and Leaseback Transactions existing at that time (other than Sale and Leaseback Transactions that, if such Sale and Leaseback Transaction had been a Lien, would have been permitted under clauses (1) or (4) above and other than Sale and Leaseback Transactions as to which application of amounts have been made in accordance with clause (3) under “—Limitation on Sale and Leaseback Transactions”), does not at the time exceed the greater of (i) $100 million and (ii) 10% of Consolidated Net Tangible Assets.
Limitation on Sale and Leaseback Transactions
We will not, and we will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction unless the net proceeds of the Sale and Leaseback Transaction are at least equal to the sum of all costs incurred by us or any Subsidiary in connection with the acquisition of, and construction of any improvements on, the Principal Property to be leased and:

(1)
we or the Subsidiary would be entitled to incur Indebtedness secured by a Lien on the Principal Property to be leased without equally and ratably securing the Notes, pursuant to the first paragraph under “—Limitation on Liens”;

(2)
we or the Subsidiary would be entitled to incur Indebtedness secured by a Lien on the Principal Property to be leased without equally and ratably securing the Notes, pursuant to the second paragraph under “—Limitation on Liens”; or

(3)
we or the Subsidiary will, within 270 days of the effective date of any such arrangement (or, in the case of clause (b) below, within 270 days thereafter pursuant to a firm purchase commitment entered into within such 270-day period), apply an amount equal to the proceeds from such Sale and Leaseback Transaction relating to such Principal Property to:

(a)	the payment or other retirement of Indebtedness incurred or assumed by us or any Subsidiary that ranks senior or equal to the Notes (other than Indebtedness owned or held by us or any Subsidiary); or

(b)	the purchase of other Principal Property.
Limitation on Sale or Disposition of Dart
We will not, and we will not permit any Subsidiary to, sell, transfer or otherwise dispose of any Capital Stock of, or other interest in, Dart. In addition, Dart will not, and we will not permit Dart to, sell, transfer, lease, license, convey or otherwise dispose of all or substantially all of its assets or properties.
Consolidation, Merger and Sale of Assets
We may consolidate with or merge with or into any other Person, and we may sell, transfer, lease or convey all or substantially all of our properties and assets to another Person; provided that the following conditions are satisfied:

(1)
we are the continuing entity, or the resulting, surviving or transferee Person (the “Successor”) is a Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and the Successor (if not us) will expressly assume, by supplemental indenture, all of our obligations under the Notes and the Indenture;

(2)	immediately after giving effect to such transaction, no Default or Event of Default under the Indenture has occurred and is continuing; and

(3)
the Trustee receives from us an officer’s certificate and an opinion of counsel that the merger, consolidation, sale, transfer lease or conveyance and such supplemental indenture, as the case may be, complies with the applicable provisions of the Indenture.

Notwithstanding the above, the Company will not be prohibited from engaging in a transaction the principal purpose of which will be to effectuate a redomicile of the Company into a foreign jurisdiction or a domestic jurisdiction other than the State of Delaware. If we consolidate or merge with or into any other Person or sell, transfer, lease or convey all or substantially all of our properties and assets in accordance with the Indenture, the Successor will be substituted for us in the Indenture and the Notes, with the same effect as if it had been an original party to the Indenture and named in the Notes. As a result, the Successor may exercise our rights and powers under the Indenture and the Notes, and we will be released from all of our liabilities and obligations under the Indenture and under the Notes.
Any substitution of the Successor for us might be deemed for U.S. federal income tax purposes to be an exchange of the Notes for “new” Notes, resulting in recognition of gain or loss for such purposes and possibly certain other adverse tax consequences to beneficial owners of the Notes. Holders should consult their own tax advisors regarding the tax consequences of any such substitution.
Events of Default
Each of the following events are defined in the Indenture as an “Event of Default” (whatever the reason for such Event of Default and whether or not it will be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) with respect to the Notes:

(1)	Default in the payment of principal or premium, if any, on the Notes when it becomes due and payable at its stated maturity, upon optional redemption, declaration or otherwise;

(2)	Default in the payment of any installment of interest, if any, on the Notes for 30 days after it becomes due and payable;

(3)
Default in the performance, or breach, of any covenant or agreement of the Company or the Guarantor in the Indenture and the Security Documents with respect to the Notes (other than as referred to in clause (1) or (2) above), which continues for a period of 90 days after written notice to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(4)
a Default or Defaults under any Indebtedness, or any agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness of us or any Subsidiary, which Default or Defaults, individually or in the aggregate:

(a)
constitute a failure to pay at least $50 million of the principal of such Indebtedness when due (unless such Default or Defaults is or are waived or cured within 30 days after the expiration of any applicable grace period); or

(b)	have resulted in the acceleration of any portion of such Indebtedness having an aggregate principal amount equal to or in excess of $50 million, in the case of each of clauses (a) and (b), without the overdue or accelerated portion of such Indebtedness having been discharged, or without such acceleration having been rescinded or annulled, within 90 days after written notice to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5)
the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(a)	commences a voluntary case or proceeding;

(b)
consents to the entry of an order for relief against the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary in an involuntary case or proceeding;

(c)
consents to the appointment of a Custodian of the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary, or for all or substantially all of its property;

(d)
makes a general assignment for the benefit of the creditors of the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary;

(e)	files a petition in bankruptcy or answer or consent seeking reorganization or relief;

(f)	consents to the filing of such petition or the appointment of or taking possession by a Custodian; or

(g)	takes any comparable action under any foreign laws relating to insolvency;

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)
is for relief against us in an involuntary case, or adjudicates the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary insolvent or bankrupt;

(b)
appoints a Custodian of the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary, or for all or substantially all of its property; or

(c)
orders the winding-up or liquidation of the Company or the Guarantor (unless the Guarantor has been and remains released pursuant to the conditions described under “Guarantee and Collateral—Release of Guarantee and Collateral”) or any Significant Subsidiary (or any similar relief is granted under any foreign laws), and the order or decree remains unstayed and in effect for 90 days; or

(7)	with respect to the Collateral at any time prior to the occurrence of a Guarantee and Collateral Release Event:

(a)	any Significant Collateral Security Failure Event with respect to the United States exists and is continuing;

(b)	any Significant Collateral Security Failure Event with respect to two Material Foreign Jurisdictions exists and is continuing; or

(c)
the Company or the Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such assertion by the Guarantor, the Company fails to cause the Guarantor to rescind such assertions within 10 days after the Company has actual knowledge of such assertions; provided that the Company’s or Guarantor’s assertion that a security interest is invalid or unenforceable is not based on a change of law in the jurisdiction that results in the jurisdiction not permitting the granting, recordation or perfection of security interests in the Collateral.

If an Event of Default with respect to the Notes (other than an Event of Default described under clauses (5) or (6) above) occurs and is continuing, the Trustee by notice to us, or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes by notice to us and the Trustee, may, and the Trustee at the request of such Holders will, declare the principal of and premium, if any, and accrued and unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described under clauses (5) or (6) above occurs and is continuing, the principal of and premium, if any, and accrued and unpaid interest on the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may rescind a declaration of acceleration and its consequences, if we have deposited certain sums with the Trustee and all Events of Default with respect to the Notes, other than the non-payment of the principal or interest which have become due solely by such acceleration, have been cured or waived, as provided in the Indenture.
We are required to furnish the Trustee annually a statement by certain of our officers to the effect that, to the best of their knowledge, we are not in Default in the fulfillment of any of our obligations under the Indenture or, if there has been a Default in the fulfillment of any such obligation, specifying each such Default.
No Holder of the Notes will have any right to institute any judicial or other proceeding with respect to the Indenture, or for the appointment of a receiver or Trustee, or for any other remedy unless:

(1)	an Event of Default has occurred and is continuing and such Holder has given the Trustee prior written notice of such continuing Event of Default with respect to the Notes;

(2)	the Holders of not less than 25% of the aggregate principal amount of the outstanding Notes have requested the Trustee to institute proceedings in respect of such Event of Default;

(3)	the Trustee has been offered indemnity reasonably satisfactory to it against its costs, expenses and liabilities in complying with such request;

(4)	the Trustee has failed to institute proceedings for 60 days after the receipt of such notice, request and offer of indemnity; and

(5)	no direction inconsistent with such written request has been given for 60 days by the holders of a majority in aggregate principal amount of the outstanding Notes.
The Holders of a majority in aggregate principal amount of outstanding Notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Notes or exercising any trust or power conferred to the Trustee, and to waive certain Defaults. However, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Notes unless they have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request. The Indenture provides that if an Event of Default occurs and is continuing, the Trustee will exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.
Notwithstanding the foregoing, the Holder of Notes will have an absolute and unconditional right to receive payment of the principal of and premium, if any, and interest on the Notes on or after the due dates expressed in the Notes and to institute suit for the enforcement of payment.
Amendments and Waivers
From time to time, the Company, the Guarantor, the Trustee and, as applicable, the Collateral Agent, without the consent of the Holders, may amend the Notes, the Indenture, the Guarantee and the Security Documents for certain specified purposes, including:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(4)	to evidence and provide for the acceptance of appointment by a successor Trustee;

(5)
to conform the terms of the Indenture, the Notes and/or the Guarantee to any provision or other description of the Notes or Guarantee, as the case may be, contained in this “Description of the New Notes” section of this prospectus;

(6)
to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the Company’s or the Guarantor’s obligations under the Indenture and the Notes, in each case in compliance with the provisions thereof;

(7)
to provide for the issuance of the New Notes as described under “Registered Exchange Offer; Registration Rights,” which having terms substantially identical to the Old Notes issued under the Indenture (except that the transfer restrictions contained in the Old Notes will be modified or eliminated, as appropriate, there will be no registration rights and there will be no provision for incremental interest in the event the New Notes are not registered with the SEC), and which will be treated, together with any outstanding Old Notes, as a single issue of securities;

(8)	to provide for the issuance of any additional Notes under the Indenture;

(9)	to comply with the rules of any applicable securities depository;

(10)
to make any change that would provide any additional rights or benefits to the Holders (including to add additional collateral to secure the Guarantee, add guarantees with respect to the Notes, transfer any property to or with the Trustee, add to the Company’s covenants for the benefit of the Holders, add any additional events of Default for the Notes, or surrender any right or power conferred upon the Company or the Guarantor) or that does not adversely affect the legal rights hereunder of any Holder in any material respect;

(11)
change or eliminate any restrictions on the payment of principal or premium, if any, on Notes in registered form; provided that any such action does not adversely affect the interests of the Holders in any material respect;

(12)
release the Guarantee (or any additional guarantees) and the Collateral (or any additional collateral) in accordance with the terms of the Indenture, the Guarantee and the Security Documents, as the case may be; or

(13)
supplement any provision of the Indenture as is necessary to permit or facilitate the defeasance and discharge of the Notes in accordance with the Indenture; provided that such action does not adversely affect the interests of any of the Holders in any material respect.

Notwithstanding the foregoing, in formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel.
Other modifications and amendments of the Indenture may be made with the consent of the Holders holding a majority in principal amount of all then outstanding Notes, except that, without the consent of each Holder, no amendment may:

(1)	reduce the principal amount of outstanding Notes whose Holders must consent to an amendment;

(2)	reduce the rate of, change or have the effect of changing the time for payment of interest, including defaulted interest, on the Notes;

(3)
reduce the principal of, change or have the effect of changing the stated maturity date of the Notes, or change the date on which the Notes may be subject to redemption or repurchase or reduce the redemption price or repurchase price therefor;

(4)	make the Notes payable in currency other than that stated in the Notes or change the place of payment of the Notes from that stated in the Notes or in the Indenture;

(5)
make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on the Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders holding a majority in principal amount of the Notes to waive Defaults or Events of Default;

(6)	make any change to or modify in any manner adverse to the Holders the terms and conditions of the obligations of the Guarantor under the Guarantee;

(7)	make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(8)	make any change in these amendment and waiver provisions.
Without the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may: (1) modify any Security Document or the provisions in the Indenture dealing with Security Documents in any manner materially adverse to the Holders; or (2) otherwise release the Collateral other than in accordance with the Indenture and the Security Documents.
Satisfaction, Discharge and Defeasance
The Company and the Guarantor may terminate their obligations under the Indenture, when:

(1)	either:

(a)	all the Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation;

(b)
all the Notes issued that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year (“discharge”) or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the Company’s name and at the Company’s expense, and the Company has deposited or caused to be deposited with the Trustee sufficient funds to pay and discharge the entire Indebtedness on the Notes to pay principal, premium, if any, interest and any additional amounts; or

(c)	with respect to the Guarantor, under the conditions specified under “—Release of Guarantee and Collateral”;

(2)	the Company has paid or caused to be paid all other sums then due and payable under the Indenture; and

(3)
the Company has delivered to the Trustee an officer’s certificate or an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

The Company or the Guarantor may elect to have their obligations under the Indenture discharged with respect to the outstanding Notes (“legal defeasance”). Legal defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all of the obligations of the Company and the Guarantor under the Notes and the Indenture, except for:

(1)	the rights of Holders of the Notes to receive principal and premium, if any, interest, if any, on the Notes and any additional amounts when due;

(2)
the Company’s obligations with respect to the Notes concerning the issuance of temporary Notes; registration and transfer of Notes; replacement of mutilated, destroyed, lost or stolen Notes; compensation of the Trustee from time to time for its services rendered under the Indenture; maintenance of an office or agency for payment; and holding in trust sums sufficient for the payment of additional amounts, if any;

(3)	the rights, powers, trusts, duties and immunities of the Trustee; and

(4)	the legal defeasance provisions of the Indenture.
In addition, the Company and the Guarantor may elect to have their obligations released with respect to certain covenants in the Indenture (“covenant defeasance”). Any failure to comply with these obligations will not constitute an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default.
In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes:

(1)
the Company or the Guarantor must irrevocably have deposited or caused to be deposited with the Trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefit of the Holders:

(a)	money in dollars or in such foreign currency in which the Notes are payable in at stated maturity;

(b)	non-callable U.S. government obligations; or

(c)	a combination of money and non-callable U.S. government obligations, in each case sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants to pay and discharge, and which will be applied by the Trustee to pay and discharge, the principal of and premium, if any, and interest on the outstanding Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and of the Notes. Before such deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of any Notes at a future date in accordance with any redemption provisions contained in any supplemental indenture relating to such Notes, which shall be given effect in applying the foregoing;

(2)
in the case of legal defeasance, the Company has delivered to the Trustee an opinion of counsel to the effect that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion confirms that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(3)
in the case of covenant defeasance, the Company has delivered to the Trustee an opinion of counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to the same federal income tax as would be the case if the covenant defeasance had not occurred;

(4)	no Event of Default or event with which notice of lapse of time or both would become an Event of Default with respect to the Notes has occurred and is continuing at the time of such deposit;

(5)
such legal defeasance or covenant defeasance will not cause the Trustee to have a conflicting interest for the purposes of the Trust Indenture Act with respect to any of the Company’s or the Guarantor’s securities;

(6)
such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a Default under, the Indenture or any other agreement or instrument to which the Company or the Guarantor are a party, or by which the Company or the Guarantor are bound;

(7)	such legal defeasance or covenant defeasance will not cause any securities listed on any registered national stock exchange under the Exchange Act to be delisted;

(8)
such legal defeasance or covenant defeasance will be effected in compliance with any additional terms, conditions or limitations which may be imposed on the Company or the Guarantor in connection therewith; and

(9)
the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with.

Reports to Trustee
The Indenture governing the Notes provides that any document or report that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the Trustee within 15 days after such document or report is filed with the SEC; provided that the filing of any such document on the SEC’s EDGAR system will be deemed to constitute filing with the Trustee.
The Trustee
Wells Fargo Bank, N.A. will act as the trustee with respect to the Notes. We and our affiliates may maintain banking relationships or conduct other banking transactions with the Trustee and its affiliates in the ordinary course of business.
The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.
The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of us, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.
Book-Entry Procedures
The Notes will be issued in the form of one or more fully registered global securities in a minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof that will be deposited with DTC in New York, New York or its nominee. This means that the Company will not issue certificates to each Holder. Each global security will be issued in the name of Cede & Co., DTC’s nominee, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased Notes. The participant will then keep a record of its clients who purchased the Notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.
Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own Notes held by DTC only through a participant.
The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.
DTC has provided the Company with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.
DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
Purchases of Notes represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each beneficial owner of each Note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.
Redemption proceeds and distributions on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the paying agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the paying agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.
A beneficial owner must give notice to elect to have its Notes purchased or tendered, through its participant, to the paying agent, and will effect delivery of the Notes by causing the direct participant to transfer the participant’s interest in the Notes, on DTC’s records, to the paying agent. The requirement for physical delivery of the Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered securities to the paying agent’s DTC account.
DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, Note certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but the Company and the Guarantor take no responsibility for its accuracy.
Same-day Settlement and Payment
The Notes will trade in the same-day funds settlement system of DTC until maturity or until the Company issues the Notes in certificated form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. The Company can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.
Euroclear and Clearstream, Luxembourg
If the depositary for a global security is DTC, you may hold interests in the global Notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), in each case, as a participant in DTC.
Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.
Payments, deliveries, transfers, exchanges, notices and other matters relating to the Notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. The Company has no control over those systems or their participants, and the Company takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.
Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.
In addition, because of time-zone differences, U.S. investors who hold their interests in the Notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.
No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders
No director, officer, employee, incorporator, agent, stockholder of the Company or Dart will have any liability for any obligations of the Company or Dart under the Notes, the Guarantee, any Security Document or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Unclaimed Funds
All funds deposited with the Trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the Notes that remain unclaimed for two years after the maturity date of such Notes will be repaid to the Company upon its request. Thereafter, any right of any Holder to such funds shall be enforceable only against the Company, and the Trustee and paying agents will have no liability therefor.
Governing Law
The Notes, the Guarantee, the Indenture and the Security Documents will be governed by, and construed in accordance with, the laws of the State of New York.
Registered Exchange Offer; Registration Rights
The Company, the Guarantor and the initial purchasers of the Old Notes entered into a registration rights agreement pursuant to which the Company and the Guarantor agreed, at their expense, for the benefit of the holders of the Old Notes, to use their reasonable best efforts to: (1) within 180 days after the original issuance date of the Old Notes, file with the SEC a registration statement (the “Exchange Offer Registration Statement”) relating to an offer to exchange the Registrable Notes (as defined below) for an issue of SEC-registered notes (the “New Notes”) with terms identical to the Old Notes (except that the New Notes will not be subject to additional interest provisions, as described below, or restrictions on ownership or transfer), (2) cause the registration statement to be declared effective by the SEC within 210 days after the original issuance date of the Old Notes and (3) compete the exchange offer within 270 days following the original issuance date of the Old Notes.
“Registrable Notes” means each Old Note; provided that the Old Notes shall cease to be Registrable Notes upon the earliest of (i) when a registration statement with respect to such Old Notes has become effective under the Securities Act and such Old Notes have been exchanged or disposed of pursuant to such registration statement, (ii) when such Old Notes cease to be outstanding and (iii) June 2, 2014 (being the third anniversary of the registration rights agreement), provided that such date shall be extended by the number of days of any permitted extension pursuant to the registration rights agreement.
Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the New Notes (and the related Guarantees, if any) in exchange for surrender of the Registrable Notes (and the related Guarantees, if any). The exchange offer will remain open for at least 20 business days after the date on which we mail notice of the exchange offer to holders of the Old Notes. For each Registrable Note surrendered to us under the exchange offer, the holder of the Registrable Note will receive a New Note of equal principal amount. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Registrable Note or, if no interest has been paid on the Registrable Note, from the closing date of the offering of the Old Notes. A holder that participates in the exchange offer will be required to make certain representations to us (as described in the registration rights agreement). Based on interpretations by the staff of the Securities and Exchange Commission (the “SEC”), as set forth in no-action letters issued to the third parties, we believe that the New Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the New Notes if (i) you are our “affiliate,” as defined in Rule 405 under the Securities Act; (ii) you are not acquiring the New Notes in the exchange offer in the ordinary course of your business; (iii) you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the New Notes, you will receive in the exchange offer; or (iv) you are a participating broker-dealer that received New Notes for its own account in the exchange offer in exchange for Old Notes that were acquired as a result of market-making or other trading activities. If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the New Notes.
Old Notes not tendered in the exchange offer will bear interest at the rate set forth on the cover page of the offering memorandum relating to the offering of the Old Notes and be subject to all the terms and conditions specified in the indenture governing the Old Notes, including transfer restrictions, but will generally not retain any rights under the registration rights agreement (including with respect to increases in annual interest rate described below) after the consummation of the exchange offer. Under some circumstances, however, holders of the Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell New Notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Old Notes by these holders.
In the event that the Company and the Guarantor determine that a registered exchange offer is not available or may not be completed because it would violate any applicable law or applicable interpretations of the staff of the SEC, or, if for any reason, the exchange offer is not for any other reason completed by February 27, 2012 or any initial purchaser of Old Notes so requests in connection with any offer or sale of Old Notes, the Company and the Guarantor will use their reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the Old Notes and to keep that shelf registration statement effective until the date which is one year after the effective date of the shelf registration statement, or such shorter period that will terminate when all Old Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. The Company and the Guarantor will, in the event of such a shelf registration, provide to each holder of Old Notes copies of a prospectus, notify each holder of Old Notes when the shelf registration statement has become effective and take certain other actions to permit resales of the Old Notes. A holder of Old Notes that sells Old Notes under the shelf registration statement generally will be required to make certain representations to us (as described in the registration rights agreement), to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder of notes (including certain indemnification obligations). Holders of Old Notes will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of notice from us. Under applicable interpretations of the staff of the SEC, our affiliates will not be permitted to exchange their Old Notes for New Notes in the exchange offer.
If a Registration Default (as defined below) occurs, the annual interest rate borne by the notes will be increased by 0.25% per annum for the first 90-day period immediately following such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period until the Registration Default ends, up to a maximum of 0.50% per annum.
“Registration Default” means the occurrence of any of the following: (1) the Exchange Offer Registration Statement is not filed with the SEC prior to or on November 29, 2011; (2) the shelf registration statement, if required by the registration rights agreement (other than as a result of the receipt of a shelf request pursuant to the registration rights agreement), is not filed with the SEC prior to or on November 29, 2011, (3) if the Company receives a shelf request pursuant to the registration rights agreement, the shelf registration statement required to be filed thereby is not filed with the SEC prior to or on the later of (a) November 29, 2011 and (b) 30 days after delivery of such shelf request, (4) the Exchange Offer Registration Statement has not become effective prior to or on December 29, 2011; (5) the shelf registration statement, if required by the registration rights agreement (other than as a result of the receipt of a shelf request pursuant to the registration rights agreement), has not become effective prior to or on December 29, 2011; (6) if the Company receives a shelf request pursuant to the registration rights agreement, the shelf registration statement required to be filed thereby has not become effective by the later of (a) December 29, 2011 and (b) 90 days after delivery of such shelf request; (7) the shelf registration statement, if required by the registration rights agreement, has become effective and thereafter ceases to be effective or the prospectus contained therein ceases to be usable, in each case whether or not permitted by the registration rights agreement, at any time during the shelf effectiveness period, and such failure to remain effective or usable exists for more than 45 days (whether or not consecutive) in any 12-month period; (8) the shelf registration statement, if required by the registration rights agreement, has become effective and thereafter, on more than two occasions of not more than 45 days in any 12-month period during the shelf effectiveness period, the shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable, in each case whether or not permitted by the registration rights agreement; or (9) the exchange offer is not completed prior to or on February 27, 2012.
Certain Definitions
The following is a summary of certain defined terms used in the Indenture. All accounting-related definitions and determinations will be based upon our most recent consolidated annual or quarterly financial statements prepared in accordance with GAAP.
“Actionable Event” means each of a Bank Actionable Event, a Note Actionable Event and, with respect to any other First Lien Obligations, the occurrence of (1) an Event of Default (as defined in the document governing such First Lien Obligation) that consists of a default in payment of principal of or premium, if any, at maturity with respect to such First Lien Obligation or (2) an acceleration of payment of principal of and premium, if any, and interest with respect to such First Lien Obligation following an Event of Default under the document governing such First Lien Obligation.
“Administrative Agent” means JPMorgan Chase Bank, N.A., acting in its capacity as administrative agent under the Credit Agreement, or any successor thereto.
“Bank Actionable Event” means the occurrence of (1) an Event of Default (as defined in the Credit Agreement) that consists of a default in payment of principal of or premium, if any, at maturity of the obligations under the Credit Agreement or (2) an acceleration of payment of principal of and premium, if any, and interest on the obligations under the Credit Agreement following an Event of Default under the Credit Agreement.
“Bankruptcy Law” means Title 11 of the United States Code or any similar federal or state or foreign law for the relief of debtors.
“Capital Stock” means, with respect to any Person, any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock.
“Collateral” means the Material Marks in which a Lien is purported to be granted to secure certain obligations in respect of the Guarantee pursuant to the Security Documents.
“Collateral Agent” means JPMorgan Chase Bank, N.A., acting in its capacity as collateral agent under the Security Documents, or any successor thereto.
“Consolidated Net Tangible Assets” means, as of any date of determination, the aggregate amount of all assets (less depreciation, valuation and all other reserves and items deductible therefrom under GAAP, reflected on our latest consolidated balance sheet contained in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the SEC, less (1) all current liabilities; and (2) intangible assets, including, without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on such balance sheet.
“Credit Agreement” means the Credit Agreement, dated as of the original issue date of the Old Notes, among the Company, Tupperware International Holdings B.V., the Administrative Agent, and the lenders from time to time party thereto, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.
“Custodian” means any custodian, receiver, trustee, assignee, liquidator or other similar official under any Bankruptcy Law.
“First Lien Obligations” means obligations under the Notes and the related Guarantee, the Credit Agreement and the related guarantee and each other type of outstanding (now or in the future) senior Indebtedness that has a pari passu Lien on the Collateral with the obligations under the Notes and the related Guarantee, the holders of which are subject to the Intercreditor Agreement.
“Fitch” means Fitch Ratings Ltd., or any successor thereto.
“GAAP” means accounting principles generally accepted in the United States or any accounting principles permitted by the SEC for reporting companies (including, if applicable, International Financial Reporting Standards), as in effect from time to time.
“Guarantee and Collateral Release Event” means the satisfaction of the following conditions: (1) the Company delivers to the Trustee an officer’s certificate confirming that the guarantee and the Lien on the Collateral under the Security Documents relating to the Credit Agreement have been or, simultaneously with any release of the Guarantee and Collateral under the Security Documents relating to the Indenture, will be released by the Administrative Agent with respect to the Credit Agreement; (2) the Notes have an Investment Grade Rating from two Rating Agencies (which, for the avoidance of doubt, may include Fitch if it is then a Rating Agency), provided that the Company has been advised by each such Rating Agency that the release of the Collateral securing the Guarantee will not result in such Rating Agency revising its rating of the Notes to below an Investment Grade Rating; (3) other conditions, if any, set forth in the Security Documents have been satisfied and (4) no Default or Event of Default has occurred and is continuing. Notwithstanding the foregoing, if at any time following a Guarantee and Collateral Release Event, the rating on the Notes is lowered by any one of the Rating Agencies referenced in clause (2) above to below an Investment Grade Rating, then the Guarantee will thereafter be reinstated, on an unsecured basis, and again be in full force and effect for the benefit of the Holders of the Notes pursuant to the Indenture, unless and until the Notes subsequently attain an Investment Grade Rating from two Rating Agencies.
“Holder” means the Person in whose name a Note is registered on the registrar’s books.
“Indebtedness” means, with respect to any Person at any time of determination, without duplication, the amount shown on the consolidated balance sheet of such Person as a liability in respect of (1) all obligations of such Person for borrowed money, (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) all obligations of such Person upon which interest charges are customarily paid or accrued by such Person, (4) all obligations of such Person for the deferred purchase price of property not constituting a current liability, (5) all capital lease obligations of such Person, (6) net obligations of such Person in respect of interest rate protection agreements, (7) all obligations of such Person, actual or contingent, as an account party in respect of letters of credit or bankers’ acceptances, (8) all guarantees by such Person of Indebtedness of others, other than endorsements for collection or deposit in the ordinary course of business, and (9) all Indebtedness of others secured by any Lien on property owned by such Person, whether or not the Indebtedness secured thereby has been assumed.
“Intercreditor Agreement” means the Intercreditor and Collateral Agency Agreement, dated as of the original issue date of the Old Notes, among the Company, the Guarantor, the Trustee, the Collateral Agent, the Administrative Agent and each additional Authorized Representative from time to time party thereto, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.
“Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, but excluding pledges or deposits under worker’s compensation, unemployment insurance or similar statutes, mechanics’, workmen’s or other similar liens arising in the ordinary course of business or deposits or pledges to obtain the release of any such liens, certain liens for taxes, assessments or governmental charges or levies, landlord’s liens on property held under lease, easements and other liens or encumbrances similar to the foregoing.
“Material Foreign Jurisdictions” means the European Union (European Community trademarks), France, Germany, Mexico, South Africa and Switzerland, each of which is a jurisdiction in which (1) sales of “Tupperware” branded products represented greater than 5% of total consolidated net sales of the Company in the fiscal year-ended December 25, 2010 and (2) the law of the jurisdiction permits the granting, recordation and perfection of security interests in the Collateral; provided that a Material Foreign Jurisdiction will cease to be a Material Foreign Jurisdiction if such jurisdiction ceases to permit the granting, recordation or perfection of security interests in the Collateral.
“Material Marks” means the pending applications and registrations for trademarks and service marks that (1) contain or consist of the term “TUPPERWARE,” (2) are material to the Company’s business, (3) are owned by Dart and (4) are to be identified on a schedule to the Security Documents, in which a Lien is purported to be granted to secure certain obligations in respect of the Guarantee pursuant to the Security Documents (provided that no security interest will be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable U.S. federal law), together, in each case, with the goodwill symbolized thereby in the United States and each Material Foreign Jurisdiction where the separation of the goodwill from the trademark or service mark will result in the impairment or invalidity of the trademark or service mark rights, including, without limitation, the United States.
“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.
“Note Actionable Event” means the occurrence of (1) an Event of Default (as defined in the Indenture) that consists of a default in payment of principal of or premium, if any, at maturity of the Notes or (2) an acceleration of payment of principal of and premium, if any, and interest on the Notes following an Event of Default under the Indenture.
“Notice of Actionable Event” means a notice by the Administrative Agent, the Trustee or another Authorized Representative delivered to the Collateral Agent, stating that an Actionable Event under the Credit Agreement, Indenture or document governing another First Lien Obligation, as applicable, has occurred. A Notice of Actionable Event will be deemed to have been given when the notice referred to in the preceding sentence has actually been received by the Collateral Agent and to have been rescinded when the Collateral Agent has actually received from the Administrative Agent, Trustee or another Authorized Representative, as applicable, a notice withdrawing such notice. A Notice of Actionable Event will be deemed to be outstanding at all times after such notice has been given until such time, if any, as such notice has been rescinded.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.
“Principal Property” means any real property or any permanent improvement thereon owned by us or any Subsidiary that has a net book value (after deduction of accumulated depreciation) in excess of 1% of Consolidated Net Tangible Assets.
“Rating Agencies” means each of Moody’s and S&P and, if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, reasonably selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be; provided, however, that if Fitch commences a rating of the Notes, then Fitch will also be deemed to be a Rating Agency.

“Remedy Period” means a time when a Notice of Actionable Event is delivered by all of the Administrative Agent, the Trustee and any other Authorized Representative pursuant to the Intercreditor Agreement and none of such notices is rescinded.
“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor thereto.
“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to us or any Subsidiary of any Principal Property (except for leases between us and a Subsidiary or between Subsidiaries), which Principal Property has been or is to be sold or transferred by us or such Subsidiary to such Person; provided that the term “Sale and Leaseback Transaction” will not include any arrangement in which the only participants are the Company and/or any of its Subsidiaries.
“Security Documents” means the Intercreditor Agreement, the security agreements, and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the Trustee and the Holders.
“Significant Collateral Security Failure Event” means, with respect to the United States or any Material Foreign Jurisdiction, the security interest created under the Security Documents ceases to be in full force and effect for a period of more than 30 consecutive days; provided that no such cessation will be considered to be a Significant Collateral Security Failure Event if it occurs (1) in accordance with the terms of the Indenture and the Security Documents or (2) as a result of a change in law in the United States or any Material Foreign Jurisdiction.
“Significant Subsidiary” means any Subsidiary that is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act (which as of the original issuance date of the Notes, consists of House of Fuller S. de R.L. de C.V., Tupperware Products, S.A. and Tupperware Southern African (Proprietary) Ltd.).
“Subsidiary” means any corporation, partnership, joint venture, limited liability company, association or other business entity of which more than 50% of the outstanding voting stock (or equivalent equity interest) is owned, directly or indirectly, by us or by one or more other Subsidiaries (or a combination thereof).
“Synthetic Lease Obligation” means the monetary obligation of a Person under (1) a so-called synthetic, off-balance sheet or tax retention lease, or (2) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any debtor relief laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).
“Value” means, with respect to a Sale and Leaseback Transaction, as of any date of determination, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Leaseback Transaction and (2) the sum of all costs to us or any Subsidiary incurred in connection with the acquisition of such property and the construction of any improvements thereon, as determined in good faith by us or such Subsidiary at the time of entering into such Sale and Leaseback Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Leaseback Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease.

PRINCIPAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
 The following is a general discussion of the material U.S. federal income tax consequences to beneficial owners of New Notes of: (i) the exchange of Old Notes for New Notes pursuant to this exchange offer; and (ii) the acquisition, ownership, and disposition of the New Notes. This discussion is based upon the Internal Revenue Code, the U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.
This discussion applies only to beneficial owners that acquired their Old Notes at original issuance at their original issue price, and that acquire and hold the New Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of U.S. federal income taxation that might be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, partnerships (or entities properly classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, former citizens or residents of the United States and persons holding the Notes as part of a hedging or conversion transaction or a straddle. The discussion does not address any foreign, state, local or non-income tax consequences to beneficial owners of the New Notes of: (i) the exchange of Old Notes for New Notes pursuant to this exchange offer; or (ii) the acquisition, ownership or disposition of the New Notes.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of a New Note who or that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation (or other entity properly classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (as defined in the Internal Revenue Code) have the authority to control all substantial decisions of the trust, or (ii) in the case of a trust that was treated as a domestic trust under the laws in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a domestic trust.

The term “Non-U.S. Holder” means any beneficial owner of a New Note who or that is not a U.S. Holder and is not a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”
If a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes is a beneficial owner of a New Note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the entity. Such entities and partners in such entities should consult their own tax advisors about the U.S. federal income and other tax consequences of the acquisition, ownership and disposition of a New Note.
This discussion is for general purposes only. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences under federal estate or gift tax laws, as well as foreign, state or local laws and tax treaties, and the possible effects of changes in tax laws.
Treatment of Exchanges under Exchange Offer
The exchange of the Old Notes for New Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. A holder will not recognize any taxable gain or loss as a result of exchanging the Old Notes for New Notes, and, upon the exchange, the holder will have the same tax basis and holding period in the New Notes as the holder had in the Old Notes immediately before the exchange.
U.S. Federal Income Taxation of U.S. Holders
Payments of Interest
Stated interest on New Notes beneficially owned by a U.S. Holder generally will be taxable as ordinary interest income at the time payments are accrued or are received in accordance with the U.S. Holders’ regular method of accounting for U.S. federal income tax purposes.
Payment Contingencies

As described above under “Description of the New Notes—Optional Redemption,” we may, under certain circumstances, redeem or repurchase the New Notes before maturity. Also, in the event a change of control triggering event occurs, we may be required to repurchase Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase, as described above under “Description of the New Notes—Offer to Purchase Upon Change of Control Triggering Event.” Under applicable U.S. Treasury regulations, if based on all the facts and circumstances as of the date on which [notes] are issued there is a remote likelihood that a contingency will occur, or if the contingency is “incidental,” it is either assumed that such contingency will not occur, or the contingency is ignored until the payment is made. We intend to take the position that the likelihood of a repurchase premium becoming payable on the New Notes is remote and/or incidental (within the meaning of applicable Treasury regulations) as of the issue date, and that, as a result, such additional amounts need not be taken into account unless and until such additional amounts become payable, at which time such additional amounts should be taxable to a U.S. Holder in accordance with such U.S. Holder’s method of accounting. Our position will be binding on all U.S. Holders except a U.S. Holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a Note was acquired. There can be no assurance, however, that the Internal Revenue Service will agree with our position. If our position were successfully challenged by the Internal Revenue Service, the New Notes could be treated as “contingent payment debt instruments” under the applicable Treasury regulations and a U.S. Holder could be required to accrue income on a New Note in excess of stated interest payments (regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes) at a rate equal to our “comparable yield,” and to treat as ordinary income, rather than capital gain, any gain recognized on the sale, exchange, redemption, retirement or other disposition of a New Note. In the event we pay additional interest or a repurchase premium, U.S. Holders should consult their own tax advisors regarding the treatment of such amounts.
This discussion assumes the New Notes will not be treated as contingent payment debt instruments.
Sale, Exchange or Redemption of the New Notes
Upon the sale, exchange, redemption or other taxable disposition of the New Notes, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon the sale, exchange, redemption or other taxable disposition of the New Notes, other than amounts attributable to accrued and unpaid interest (which will be taxed as ordinary interest income to the extent such interest has not been previously included in income), and (ii) the U.S. Holder’s adjusted tax basis in the New Notes. The amount realized by a U.S. Holder is the sum of cash plus the fair market value of all other property received on such sale, exchange, redemption or other taxable disposition. A U.S. Holder’s adjusted tax basis in the New Notes generally will be its cost for the New Notes.
Subject to the discussion above under “—Payment Contingencies,” the gain or loss a U.S. Holder recognizes on the sale, exchange, redemption or other taxable disposition of the New Notes generally will be capital gain or loss. Such gain or loss generally will be long-term capital gain or loss if a U.S. Holder has held the New Notes for more than 12 consecutive months. For non-corporate U.S. Holders, long-term capital gains are currently taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations. A U.S. Holder should consult its own tax advisor regarding the deductibility of capital losses in its particular circumstances.
Medicare Tax
For taxable years beginning after December 31, 2012, recently enacted legislation generally will impose a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separate returns) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally will include interest (including interest paid with respect to a New Note), dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of a New Note) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.
Backup Withholding and Information Reporting
In general, a U.S. Holder that is not an “exempt recipient” will be subject to U.S. federal backup withholding at the applicable rate (currently 28%) with respect to payments on the New Notes and the proceeds of a sale, exchange, redemption or other taxable disposition of the New Notes, unless the U.S. Holder provides its taxpayer identification number to the paying agent and certifies, under penalties of perjury, that it is not subject to backup withholding on Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification) or a suitable substitute form and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the Internal Revenue Service in a timely manner. In addition, payments on the New Notes made to, and the proceeds of a sale or other taxable disposition by, a U.S. Holder that is not an exempt recipient generally will be subject to information reporting requirements.

U.S. Federal Income Taxation of Non-U.S. Holders
Payments of Interest
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on interest paid on the New Notes so long as:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is related to us, actually or by attribution, through stock ownership; and

•
either (i) the Non-U.S. Holder certifies under penalties of perjury on Internal Revenue Service Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or a suitable substitute form that it is not a United States person (as defined in the Internal Revenue Code), and provides its name and address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the New Notes on behalf of the Non-U.S. Holder certifies under penalties of perjury that the certification referred to in clause (i) has been received from the Non-U.S. Holder or another intermediate financial institution, and furnishes to us a copy thereof.

A Non-U.S. Holder that does not qualify for exemption from withholding as described above generally will be subject to withholding of U.S. federal income tax at a rate of 30% on payments of interest on the New Notes. A Non-U.S. Holder may be entitled to the benefits of an income tax treaty under which interest on the New Notes is subject to a reduced rate of U.S. withholding tax or is exempt from U.S. withholding tax, provided the Non- U.S. Holder furnishes us a properly completed and executed Internal Revenue Service Form W-8BEN claiming the reduction or exemption and the Non-U.S. Holder complies with any other applicable procedures.
Special rules regarding exemption from, or reduced rates of, U.S. withholding tax may apply in the case of New Notes held by partnerships or certain types of trusts. Partnerships and trusts that are prospective purchasers should consult their tax advisors regarding special rules that may be applicable in their particular circumstances.
Sale, Exchange, or Redemption of the New Notes
Generally, any gain recognized by a Non-U.S. Holder on the sale, exchange, redemption or other taxable disposition of a New Note (other than amounts attributable to accrued and unpaid interest, which will be treated as described under “—Payments of Interest” above) will be exempt from U.S. federal income and withholding tax, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions are met.
Effectively Connected Income
If interest, gain or other income recognized by a Non-U.S. Holder on a New Note is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will not be subject to the withholding tax discussed above under “—Payments of Interest” if the Non-U.S. Holder provides us with a properly completed and executed Internal Revenue Service Form W-8ECI (Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States), but the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest, gain or other income as if it were a United States person (as defined in the Internal Revenue Code). In addition to such U.S. federal income tax, if the Non-U.S. Holder is a corporation, it may be subject to an additional 30% (or such lower rate as may be provided for under an applicable treaty) branch profits tax.
Backup Withholding and Information Reporting
We must report annually to the Internal Revenue Service and to a Non-U.S. Holder the amount of interest paid to such Non-U.S. Holder and the tax withheld from those payments. These reporting requirements apply regardless of whether U.S. withholding tax on such payments was reduced or eliminated by any applicable tax treaty or otherwise. Copies of the information returns reporting those payments and the amounts withheld may also be made available to the tax authorities in the country where a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.
Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on payments of interest and other “reportable payments.” Such backup withholding and additional information reporting will not apply to payments on the New Notes made by us or our paying agent to a Non-U.S. Holder if the certification described above under “—Payments of Interest” is received from the Non-U.S. Holder.
Backup withholding and information reporting generally will not apply to payments of proceeds from the sale or other disposition of a New Note made to a Non-U.S. Holder by or through the foreign office of a broker. However, information reporting requirements, and possibly backup withholding, will apply if such broker is, for U.S. federal income tax purposes, a United States person (as defined in the Internal Revenue Code) or has certain other enumerated connections with the United States, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person (as defined in the Internal Revenue Code) and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Payments of proceeds from the sale or other disposition of a New Note made to a Non-U.S. Holder by or through the U.S. office of a broker are subject to information reporting and backup withholding at the applicable rate unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person (as defined in the Internal Revenue Code) and satisfies certain other conditions or it otherwise establishes an exemption. Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund or credit against its U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the Internal Revenue Service in a timely matter.
Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.
The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a Holder’s particular situation. Prospective purchasers of the New Notes should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of New Notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in U.S. or other tax laws.

PLAN OF DISTRIBUTION
Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We on behalf of ourself and the guarantor have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 5, 2012, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.
We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
 Furthermore, any broker-dealer that acquired any of the Old Notes directly from us:

•
may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
We and the guarantor have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Old Notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
Certain legal matters in connection with the New Notes and the guarantee will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.
EXPERTS

The financial statements incorporated in this Registration Statement by reference to Tupperware Brands Corporation's Current Report on Form 8-K dated November 1, 2011 and the financial statement schedule and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Tupperware Brands Corporation for the year ended December 25, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.tupperwarebrands.com. Our website is not a part of this prospectus.
We incorporate by reference into this prospectus the documents set forth below; provided, however, that we are not incorporating any documents or information deemed to have been “furnished” rather than “filed” in accordance with SEC rules:

•	our Annual Report on Form 10-K for the fiscal year ended December 25, 2010;

•	our Quarterly Reports on Form 10-Q for the fourteen weeks ended April 2, 2011, the thirteen weeks ended July 2, 2011 and the thirteen weeks ended October 1, 2011; and

•	our Current Reports on Form 8-K filed on May 13, 2011, May 25, 2011 (three Current Reports), June 7, 2011, August 5, 2011, November 1, 2011 (two Current Reports), and November 16, 2011.
All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC), prior to the termination of the exchange offer pursuant to this prospectus, shall be deemed to be incorporated by reference into this prospectus. Any documents filed by us with the SEC after the date of this prospectus and before the date that the exchange offer by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.
You may request a copy of these documents, at no cost, by contacting us at the following address or telephone number:

Tupperware Brands Corporation
Corporate Secretary Department
14901 S. Orange Blossom Trail
Orlando, Florida 32837
Phone: (407) 826-5050

Tupperware Brands Corporation

OFFER TO EXCHANGE

$400,000,000 aggregate principal amount of its 4.750% Senior Notes due 2021 that have been registered under the Securities Act of 1933
For any and all of its outstanding
4.750% Senior Notes due 2021

Until March 5, 2012, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PROSPECTUS

December 8, 2011